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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GGC SOFTWARE HOLDINGS, INC.,

ATLANTIS MERGER SUB, INC.

AND

LAWSON SOFTWARE,  INC.

Dated as of April 26, 2011

i

ii

iii

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 26 2011, by and among GGC Software Holdings, Inc., a Delaware corporation ("Parent"), Atlantis Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub"), and Lawson Software, Inc., a Delaware corporation (the "Company"). Each of Parent, Merger Sub and the Company are referred to herein as a "Party" and together as "Parties".

        WHEREAS, the Board of Directors of the Company and the respective Boards of Directors of Parent and Merger Sub have approved and declared fair and advisable the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, the Board of Directors of the Company and the respective Boards of Directors of Parent and Merger Sub have determined that the Merger is in the best interest of their respective stockholders, and have approved and declared advisable or adopted this Agreement and the Merger;

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company the limited guarantees of Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P. and GGC Credit Opportunities, LLC (collectively, the "Guarantors"), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent under this Agreement (collectively, the "Limited Guarantees");

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into Voting Agreements with Parent, pursuant to which such stockholders have agreed to vote in favor of the Merger and the transactions contemplated thereby and to the other matters set forth therein, in each case, in accordance with the terms and conditions thereof; and

        WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS AND INTERPRETATION

        Section 1.1    Certain Definitions.    For purposes of this Agreement, the term:

        (a)   "Acceptable Confidentiality Agreement" means a confidentiality agreement on terms that are identical in all substantive respects to the form confidentiality agreement attached hereto as Exhibit A; provided that such confidentiality agreement shall not prohibit compliance by the Company with any provision in Section 6.4 hereof, including the last sentence of Section 6.4(d).

        (b)   "Acquisition Proposal" shall mean any inquiry, proposal or offer relating to (i) the acquisition of twenty (20) percent or more of the outstanding shares of Company Common Stock and any other voting securities of the Company (by vote or by value) by any Third Party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary of the Company) representing, directly or indirectly, twenty (20) percent or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty (20) percent or more of the outstanding shares of

Company Common Stock and any other voting securities of the Company, or (iv) any combination of the foregoing.

        (c)   "Affiliate" shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where "control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

        (d)   "Business Day" shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

        (e)   "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

        (f)    "Company Board" means the Board of Directors of the Company.

        (g)   "Company By-laws" shall mean the Bylaws of the Company, effective as of January 13, 2011, as amended.

        (h)   "Company Certificate of Incorporation" shall mean the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on March 13, 2006 and as amended by the Certificate of Ownership and Merger, as filed with the Secretary of State of the State of Delaware on April 24, 2006.

        (i)    "Company Common Stock" shall mean the Common Stock of the Company, par value $0.01 per share.

        (j)    "Company Disclosure Letter" shall mean the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Letter shall be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section, and (ii) the disclosure of any matter or item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially," "materiality" or "Company Material Adverse Effect" or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

        (k)   "Company Intellectual Property" means all Intellectual Property owned by the Company or any of the Company Subsidiaries.

        (l)    "Company Material Adverse Effect" shall mean any event, change, occurrence, circumstance, development or effect that, individually or in the aggregate, (A) prevents or is reasonably expected to prevent, or materially delays or is reasonably expected to materially delay, in each case until a date after the End Date, the ability of the Company and the Company Subsidiaries to perform their respective obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, or (B) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole; provided that in no event shall any of the following alone or in combination (or the effects or consequences thereof) constitute a "Company Material Adverse Effect" with respect to clause (B) of this definition or be considered in determining whether a "Company Material Adverse Effect" under clause (B) of this definition has occurred or would reasonably be expected to occur: (i) changes affecting the United States or any foreign economy or financial markets generally; (ii) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date hereof; (iii) acts of God, calamities, national or international political or social conditions, including the engagement of hostilities by or within any country, which have commenced or worsened after the date hereof; (iv) changes that are the result of factors generally affecting the principal industries in which the Company and its Subsidiaries operate; (v) the public announcement of discussions among the Parties regarding a potential transaction, the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or Merger Sub, or the public announcement or consummation of the transactions contemplated hereby (including any cancellation of or delays in work for customers by customers, any reductions in purchases by customers, any disruptions in supplier, licensor, licensee, distributor, partner or similar relationships initiated by the other party to the relationship or any voluntary resignations of employees or consultants attributable thereto); (vi) the mere fact, in and of itself, that the Company has failed to meet any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date hereof; (vii) the mere fact, in and of itself, of any change in the trading price or trading volume of Company Common Stock on Nasdaq; (viii) any action or omission required by Law or this Agreement or taken by, or at the written request of, Parent or Merger Sub; (ix) any litigation brought or threatened by stockholders of either Parent (or its Affiliates) or the Company (whether on behalf of the Company, Parent or otherwise) in connection with this Agreement; (x) any breach by Parent of this Agreement; or (xi) the mere fact, in and of itself, of any change in the Company's credit rating; provided, however, that changes set forth in clauses (i), (ii), (iii) and (iv) above shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred or would reasonably be expected to occur under clause (B) of this definition if and to the extent such changes have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their businesses; provided, further, that the underlying causes of any change set forth in clauses (vi), (vii) and (xi) shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred or could reasonably be expect to occur under clause (B) of this definition.

        (m)  "Company Option" shall mean any option to acquire Company Common Stock issued or granted pursuant to any Company Stock Plan.

        (n)   "Company Software Products" means all material Software products developed and owned by the Company or the Company Subsidiaries that are (i) offered for license by the Company or the Company Subsidiaries or (ii) used in the conduct of their respective businesses.

        (o)   "Company Stock-Based Award" shall mean each right of any kind to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Stock Plans (including stock appreciation rights, restricted stock, restricted stock units, performance stock units, deferred stock units and dividend equivalents), other than Company Options.

        (p)   "Company Stock Plans" shall mean all employee and director stock plans of the Company and all individual consultant, employee, director or other Contracts that provide for any Company Stock-Based Award or Company Option, in each case set forth in Section 4.9(k) of the Company Disclosure Letter.

        (q)   "Company Termination Fee" shall mean an amount in cash equal to $57,500,000; provided, however, that in the event that this Agreement is terminated by Parent pursuant to

Section 8.1(d)(ii)(B) following a Company Adverse Recommendation Change relating to an Intervening Event, the Company Termination Fee shall mean an amount in cash equal to $75,000,000.

        (r)   "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, dated as of January 11, 2011, by and between the Company and Infor Enterprise Solutions Holdings, Inc., as such agreement may be amended from time to time.

        (s)   "Continuing Employee" shall mean any Person who is employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time (including Persons on disability or leave of absence, whether paid or unpaid).

        (t)    "Contract" shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation, whether oral or written.

        (u)   "Environmental Laws" shall mean any applicable Law relating to the protection of the environment or to occupational health and safety.

        (v)   "Equity Interest" in an entity shall mean any share, capital stock, partnership, member or similar interest issued by such entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

        (w)  "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        (x)   "Financing Sources" means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or the Debt Financing Commitment in connection with the transactions contemplated hereby and the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates' officers, directors, employees, agents and representatives and their respective successors and assigns.

        (y)   "Foreign Company Plan" shall mean each employee benefit plan of the Company and the Company Subsidiaries that is mandated by a Governmental Entity other than a Governmental Entity of the United States or is subject to the Laws of a jurisdiction outside of the United States.

        (z)   "GAAP" shall mean generally accepted accounting principles as applied in the United States.

        (aa) "German Act" means the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), as amended, and the rules and regulations promulgated thereunder.

        (bb) "Governmental Entity" shall mean any domestic or foreign, transnational, federal, state or local, governmental, administrative, judicial or regulatory authority, agency, commission, body, court, self regulatory organization, or other legislative or judicial governmental entity.

        (cc) "Hazardous Materials" shall mean (i) any petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a "hazardous substance," "hazardous material," or "hazardous waste," "pollutant," "contaminant," or words of similar import, under any applicable Environmental Law.

        (dd) "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        (ee) "Identified Company Representations" means the representations and warranties of the Company set forth in Section 4.1(a), Section 4.2 (other than (i) changes in Section 4.2(a) relating to the exercise of Company Options or Company Stock-Based Awards granted on or prior to the date hereof, (ii) the issuance of shares of Company Common Stock upon the exercise of Company Options or Company Stock-Based Awards granted on or prior to the date hereof, (iii) the issuance of shares of

Company Common Stock pursuant to the conversion of the Senior Convertible Notes, (iv) Section 4.2(d) and (v) Section 4.2(e)), Section 4.3, Section 4.19, and Section 4.21, and in clauses (i), (iii), (iv), (vi) and (xviii) of Section 6.1(a) to the extent incorporated by reference into Section 4.8.

        (ff)  "Insignificant Foreign Company Plan" shall mean each Foreign Company Plan that (i) is mandated by a Governmental Entity other than a Governmental Entity of the United States or (ii) is subject to the Laws of a jurisdiction outside of the United States in which the Company and the Company Subsidiaries (A) have less than 250 employees or (B) have 250 or more employees and such plan represents an agreement with an employee or other service provider of the Company or any Company Subsidiary who is below the level of vice-president.

        (gg) "Intellectual Property" means any and all intellectual property or proprietary rights throughout the world, including all (i) trademarks, service marks, trade names, Internet domain names, trade dress, logos, slogans, company names and other indicia of source (including any goodwill associated with each of the foregoing) and all registrations and applications for registration of the foregoing; (ii) inventions (whether or not patentable or reduced to practice), patents and industrial designs, patent applications, patent disclosures and related know how and all continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (iii) works of authorship (whether or not copyrightable), copyrights, copyrightable works and mask works and all registrations and applications for registration of the foregoing; (iv) Software and descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop Software and documentation, including user documentation, user manuals, specifications and training materials, relating to Software; and (v) trade secrets, know-how, technology, processes, methods, formulae, and other confidential and proprietary information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans); and (vi) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement or misappropriation of any of the foregoing.

        (hh) "Knowledge" shall mean (i) in the case of the Company, the actual knowledge of the Persons listed on Exhibit B.1 after reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of the Persons listed on Exhibit B.2 after reasonable inquiry.

        (ii)   "Law" shall mean any federal, state, local, foreign or international law, statute, treaty, ordinance, common law, rule or regulation of any Governmental Entity.

        (jj)   "Leased Real Property" means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

        (kk) "Leases" means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.

        (ll)   "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        (mm)  "Marketing Period" shall mean the first period of twenty (20) consecutive Business Days commencing on or after the earlier of (x) July 5, 2011 and (y) five (5) Business Days following Parent's receipt of unaudited consolidated financial statements of Parent and its subsidiaries for the three months ended February 28, 2011 and the month ended March 31, 2011, in each case that have been subject to a review in accordance with Statements on Auditing Standards No. 100: Interim Financial Information (the "Parent February and March Financials") and throughout which:

          (i)    Parent shall have received the Required Financial Information; provided, that the filing by the Company of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q shall be deemed to satisfy any requirement to deliver the financial information included in such forms;

          (ii)   the conditions set forth in Section 7.1(b) and Section 7.1(c) are satisfied;

          (iii)  the Proxy Statement shall have been mailed to the stockholders of the Company;

          (iv)  nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.2(a), 7.2(b), or 7.2(e) to fail to be satisfied, assuming that such conditions were applicable at any time during such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below);

          (v)   provided that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, and (y) the Marketing Period shall be deemed not to have commenced if, prior to the completion of the Marketing Period:

            (A)  PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any audited financial statements included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by PricewaterhouseCoopers LLP or another of the "Big Four" independent public accounting firms;

            (B)  Subject to the provisos set forth in clauses (viii) and (ix) below, the financial statements included in the Required Financial Information that is available to Parent on the first day of any such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below) would not be sufficiently current on any day during such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below) to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below), in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, the date of receipt by Parent of updated Required Financial Information that would be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below);

            (C)  the Company issues a public statement indicating its intent to restate any financial statements included in the Required Company Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Financial Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP;

            (D)  the Company shall have failed to file any Company SEC Filing (other than any Section 16 report) when due, in which case the Marketing Period will be deemed not to commence unless and until all such Company SEC Filings have been made; or

          (vi)  provided, further, that if such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below) has not ended on or before August 11, 2011, the Marketing Period shall commence on September 5, 2011 or the first Business Day thereafter on which the remaining requirements set forth in clauses (i) through (xi) of this definition are satisfied;

          (vii) provided, further, that the Marketing Period shall not commence until the third (3rd) Business Day following Parent's receipt of the Required Financial Information;

          (viii)  provided, further, that with respect to any such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below) that (A) has not ended on or before July 13, 2011 and (B) commences prior to the filing of the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2011 (the "2011 10-K"), clause (v)(B) above shall not apply if the 2011 10-K shall have been filed with the SEC at least (x) two (2) Business Days prior to the end of such twenty (20) consecutive-Business-Day period (or such shorter period as provided in the proviso set forth in clause (x) below or such longer period as provided in the proviso set forth in clause (xi) below) and (y) 10 Business Days prior to August 11, 2011;

          (ix)  provided, further, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating that it believes that it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the third Business Day following the date that notice is deemed to have been received pursuant to Section 9.2 unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information that Parent reasonably believes the Company has not delivered), in which case the Marketing Period shall be deemed to have not commenced and will only commence (assuming all other conditions to the commencement of the Marketing Period set forth in this definition have been satisfied) on the third Business Day following the Company's delivery to Parent of the Required Financial Information which was previously not delivered, as set forth in Parent's notice to the Company;

          (x)   provided, further, that if such twenty (20) consecutive-Business-Day period commences on any date between July 18, 2011 through July 22, 2011, the Marketing Period shall not be required to be twenty (20) consecutive Business Days and shall rather mean, subject to the remaining requirements set forth in clauses (i) through (xi) of this definition, the consecutive-Business-Day period commencing on such date and ending on August 11, 2011; and

          (xi)  provided, further, that if all of the conditions set forth in Section 7.1 and Section 7.2 (other than (x) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (y) any such conditions, which by their terms, are not capable of being satisfied until the Closing) shall not have been satisfied at least two (2) Business Days prior to the end of such twenty (20) consecutive-Business-Day period, then the Marketing Period (and corresponding references herein to such twenty (20 consecutive-Business-Day period) shall, subject to the remaining provisions of this definition, not end until the second (2nd) Business Day following such satisfaction.

        (nn) "Nasdaq" shall mean The Nasdaq Stock Market.

        (oo) "Open Source Software" means any software that is generally available to the public in source code form under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License and the Apache License; or under any other license that purports to require one to (i) require, or condition the use, license or distribution of any software on, the disclosure, licensing or distribution of any source code and/or (ii) permit any licensee of any software to modify any source code relating to such software.

        (pp) "Order" shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

        (qq) "Owned Real Property" means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary.

        (rr)  "Parent Disclosure Letter" shall mean the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (it being understood that (i) the disclosure of any fact or item in any section of the Parent Disclosure Letter shall, should the relevance of such fact or item to any other section be reasonably apparent, be deemed to be disclosed with respect to that other section, and (ii) disclosure of any matter or item in the Parent Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially" or "materiality" or any word or phrase of similar import).

        (ss)  "Parent Group" shall mean, collectively, Parent, the Guarantors, any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

        (tt)  "Parent Termination Fee" shall mean an amount in cash equal to $115,000,000; provided, that, in the event that this Agreement has been terminated by the Company pursuant to Section 8.1(c)(ii), and the sole reason for Parent's and Merger Sub's failure to consummate the transactions contemplated by this Agreement was the Company's failure to have, on the date that the Closing should have occurred pursuant to Section 2.2, $175,000,000 in cash (excluding restricted cash) and cash equivalents freely available in the United States, the Parent Termination Fee shall mean an amount in cash equal to $57,500,000 (for the avoidance of doubt, if at the time of any termination pursuant to Section 8.1(c)(ii) any of the conditions to the consummation of the Debt Financing contemplated by the Debt Financing Commitment (other than the receipt of the Equity Financing and those conditions that by their nature cannot be satisfied until the Closing Date but each of which shall be capable of being satisfied on the Closing Date) have not been satisfied, this proviso shall not be applicable and the Parent Termination Fee shall mean an amount in cash equal to $115,000,000).

        (uu) "Permits" shall mean all permits, licenses, franchises, approvals, registrations, qualifications, rights, variances, certificates, certifications, consents, and approvals of all Governmental Entities.

        (vv) "Permitted Lien" shall mean (i) any Lien for Taxes which are not yet due or delinquent, which are being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected on the most recent balance sheet included in the Company SEC Filings, (iii) such non-monetary Liens or other matters affecting title, if any, that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys, (vi) mechanics', carriers', landlords', workmen's, repairmen's and similar Liens, incurred in the ordinary course of business for amounts which are not due or delinquent, which are being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP and which would not, individually or in the aggregate, have a material adverse effect on the Company, and (vii) any other Liens that do not materially impair the value of or interfere with or prohibit the current use or operation of such property in the ordinary course of business.

        (ww)  "Person" shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

        (xx) "Representatives" shall mean, with respect to any Person, such Person's directors, officers, employees, Affiliates, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

        (yy) "Sarbanes-Oxley Act" shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

        (zz) "SEC" shall mean the United States Securities and Exchange Commission.

        (aaa)  "Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        (bbb)  "Software" shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

        (ccc)  "Subsidiary" or "Subsidiaries" of any Person shall mean (i) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

        (ddd)  "Superior Proposal" shall mean a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50%) which was not solicited in violation of Section 6.4 and which the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions and such other aspects of such Acquisition Proposal and this Agreement as the Company Board deems appropriate, including financing, regulatory approvals, identity of the Person or group making the Acquisition Proposal, and breakup fee and expense reimbursement provisions (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would result in a transaction more favorable to the stockholders of the Company from a financial point of view than the transactions provided for in this Agreement (after taking into account the expected timing and risk and likelihood of consummation).

        (eee)  "Tax Returns" shall mean any report, filing, election or return (including any information return) or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

        (fff) "Tax" or "Taxes" shall mean any and all United States federal, state or local or non-United States taxes, assessments, charges, duties or levies, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, escheat, alternative minimum, environmental, customs, social security, unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties or levies of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of a predecessor entity.

        (ggg)  "Third Party" shall mean any Person or group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

        (hhh)  "Treasury Regulations" shall mean regulations promulgated by the United States Department of the Treasury under the Code.

        Section 1.2    Terms Defined Elsewhere.    The following terms are defined elsewhere in this Agreement, as indicated below:

2011 10-K	Section 1.1(mm)
2.50% Holder	Section 6.16(a)
2.50% Indenture	Section 6.16(a)
Action	Section 4.12
Agreement	Preamble
Alternate Debt Financing	Section 6.6(b)
Alternative Acquisition Agreement	Section 6.4(c)(ii)
Alternative Financing Commitment	Section 6.6(b)
Bankruptcy and Equity Exception	Section 4.3(a)
Certificate of Merger	Section 2.3
Certificates	Section 3.2(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company 401(k) Plans	Section 6.11(h)
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Damages	Section 8.2(f)(i)
Company Financial Advisor	Section 4.21
Company Financial Statements	Section 4.6(b)
Company Material Contract	Section 4.11(a)
Company Plan(s)	Section 4.9(a)
Company Preferred Stock	Section 4.2(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Stockholders Meeting	Section 6.2(d)
Company Subsidiary	Section 4.1(a)
Company Systems	Section 4.14(f)
Delay	Section 6.1(a)(xix)
D&O Insurance	Section 6.13(c)
Debt Financing	Section 5.6

Debt Financing Commitment	Section 5.6
DGCL	Recitals
Dissenting Shares	Section 3.1(a)
Dissenting Stockholders	Section 3.1(a)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Equity Financing	Section 5.6
Equity Financing Commitments	Section 5.6
ERISA	Section 4.9(a)
ERISA Affiliate	Section 4.9(a)
ESPP	Section 3.5(d)
Exchange Fund	Section 3.2(a)
FCPA	Section 4.5(b)
Final Purchase Period	Section 3.5(d)
Financing	Section 5.6
Financing Commitments	Section 5.6
Guarantors	Recitals
Indemnified Parties	Section 6.13(b)
Intervening Event	Section 6.4(d)
Investments	Section 4.2(d)
IRS	Section 4.9(b)
Limited Guarantees	Recitals
Merger	Recitals
Merger Consideration	Section 3.1(a)
Merger Sub	Preamble
Notice Period	Section 6.4(d)(iii)
Parent	Preamble
Parent 401(k) Plan	Section 6.11(h)
Parent Expenses	Section 8.2(d)
Parent February and March Financials	Section 1.1(mm)
Parent Liability Cap	Section 8.2(f)(i)
Parent Representatives	Section 6.3(a)
Parent Stock	Section 5.14
Paying Agent	Section 3.2(a)
Proxy Statement	Section 4.20
Recent SEC Reports	Article IV
Required Financial Information	Section 6.7(d)
Rights Agreement	Section 4.2(b)
Senior Convertible Notes	Section 4.2(a)
Significant Company Subsidiaries	Section 4.1(b)
SoftBrands	Section 5.3(a)
Solvent	Section 5.12
Stockholder Approval	Section 4.3(a)
Surviving Corporation	Section 2.1
Takeover Statute	Section 4.19(a)
Transaction Litigation	Section 6.8
Trustee	Section 6.16(a)

        Section 1.3    Interpretation.    In this Agreement, unless otherwise specified, the following rules of interpretation apply:

        (a)   references to Sections, Schedules, Annexes, Exhibits, clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

        (b)   references to any Person include references to such Person's successors and permitted assigns;

        (c)   words importing the singular include the plural and vice versa;

        (d)   words importing one gender include the other gender;

        (e)   references to the word "including" do not imply any limitation;

        (f)    references to months are to calendar months;

        (g)   the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

        (h)   references to "$" or "dollars" refer to U.S. dollars; and

        (i)    a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II

THE MERGER

        Section 2.1    The Merger.    Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

        Section 2.2    Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Kirkland & Ellis LLP, 555 California Street, 27th Floor, San Francisco, California at 10:00 a.m., San Francisco time, on the later of (i) the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than (A) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (B) any such conditions, which by their terms, are not capable of being satisfied until the Closing), and (ii) the third Business Day after the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three (3) Business Days' prior notice to the Company, or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the "Closing Date".

        Section 2.3    Effective Time.    On the Closing Date, the Parties shall cause a certificate of merger (the "Certificate of Merger") to be executed and filed in accordance with the DGCL and the terms of this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed by the Parties and specified as the Effective Time in the Certificate of Merger (the "Effective Time").

        Section 2.4    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 2.5    Certificate of Incorporation; By-laws.

        (a)   Subject to Section 6.13, at the Effective Time, as a result of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to contain the provisions set forth in the Company Certificate of Incorporation as in effect immediately prior to the Effective Time (as set forth in Exhibit C), until duly amended as provided therein or by applicable Laws.

        (b)   Subject to Section 6.13, at the Effective Time, the By-laws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the By-laws of Merger Sub (as set forth in Exhibit D), until duly amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable Laws.

        Section 2.6    Directors and Officers.

        (a)   The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

        (b)   The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

        Section 3.1    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the Company's stockholders, the following shall occur:

        (a)    Conversion Generally.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) any shares of Company Common Stock to be cancelled pursuant to Section 3.1(b), (ii) any shares of Company Common Stock owned by any Company Subsidiary or by any Subsidiary of Parent other than Merger Sub, and (iii) any shares of Company Common Stock (the "Dissenting Shares") which are held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL ("Dissenting Stockholders"), shall be converted, subject to Section 3.2(d), into the right to receive $11.25 in cash, payable to the holder thereof, without interest (the "Merger Consideration"). At the Effective Time, all such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any such shares shall thereafter represent only the right to receive the Merger Consideration therefor.

        (b)    Cancellation of Certain Shares.    Each share of Company Common Stock held by Parent, Merger Sub or in the treasury of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

        (c)    Merger Sub.    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

        (d)    Change in Shares.    If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other similar transaction and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

        Section 3.2    Exchange of Certificates.

        (a)    Paying Agent.    Parent shall deposit at or prior to the Closing, or, solely with respect to freely available cash of the Company and the Company Subsidiaries, shall cause to be deposited at or promptly after (but in no event later than three (3) Business Days after) the Closing, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Paying Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article III, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration payable in connection with the Merger pursuant to Section 3.1 in exchange for outstanding shares of Company Common Stock. The funds deposited with the Paying Agent pursuant to this Section 3.2 are referred to as the "Exchange Fund." The Paying Agent shall deliver the Merger Consideration contemplated to be paid pursuant to Section 3.1 out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent. Following any losses from any investment of the Exchange Fund, Parent or the Surviving Corporation shall promptly provide additional cash funds to the Paying Agent for the benefit of the holders of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

        (b)    Exchange Procedures.    Promptly following the Effective Time (but in no event later than three (3) Business Days following the Effective Time), Parent shall instruct the Paying Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates", it being understood that any references herein to "Certificates" shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock) and whose shares of Company Common Stock have been converted into the right to receive Merger Consideration pursuant to Section 3.1 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, in each case, in customary form and with such other provisions as the Company and Parent may reasonably agree. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of

Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or, subject to compliance with Section 262 of the DGCL, the right to demand to be paid the "fair value" of the shares represented thereby as contemplated by Section 3.3.

        (c)    Further Rights in Company Common Stock.    All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

        (d)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for the Merger Consideration, without any interest thereon.

        (e)    No Liability.    None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any share of Company Common Stock shall not have been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such share of Company Common Stock shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any holder of such share of Company Common Stock who has not theretofore complied with this Article III with respect thereto shall thereafter look only to the Surviving Corporation for payment of such holder's claim for Merger Consideration in respect thereof.

        (f)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

        (g)    No Further Dividends.    No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

        (h)    Withholding.    Parent, the Company, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from the amounts otherwise payable pursuant to this Agreement, including Section 3.5, such amounts as Parent, the Company, the Surviving Corporation or the Paying Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

        Section 3.3    Dissenters' Rights.    Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall demand to be paid the "fair value" of its Dissenting Shares, as provided in Section 262 of the DGCL, such Dissenting Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 3.3) and shall entitle such Dissenting Stockholder only to payment of the fair value of such Dissenting

Shares, in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder effectively withdraws (in accordance with Section 262(k) of the DGCL) or loses the right to dissent. The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenting Shares prior to the Effective Time. The Company shall give Parent prompt notice of any such demands prior to the Effective Time and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. If any Dissenting Stockholder shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Stockholder shall be cancelled and converted into and represent the right to receive the Merger Consideration without any interest thereon.

        Section 3.4    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed (after giving effect to the items contemplated by this Article III) and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law.

        Section 3.5    Company Options and Stock-Based Awards.

        (a)    Company Action.    Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by this Section 3.5.

        (b)    Company Options.    At the Effective Time, each Company Option, whether vested or unvested, shall be cancelled and, in exchange for each such Company Option, Parent shall cause the Surviving Corporation to pay to each former holder of any such Company Option, whether vested or unvested, in accordance with Section 3.5(e), a cash amount equal to the product of (i) the excess, if any, of the per share Merger Consideration over the exercise price per share of such Company Option, and (ii) the number of shares of Company Common Stock covered by such Company Option; provided that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be cancelled without any cash payment being made in respect thereof. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Option informing such holder of the effect of the Merger on the Company Options. The Company Options shall not be assumed by Parent or the Surviving Corporation.

        (c)    Other Company Stock-Based Awards.    At the Effective Time, each Company Stock-Based Award that is not otherwise described in this Section 3.5 (including but not limited to restricted stock units and performance stock units) and that is outstanding immediately prior the Effective Time, whether vested or unvested, shall be cancelled and converted automatically into the right to receive, and Parent shall cause the Surviving Corporation to pay to each former holder of any such Company Stock-Based Award, in accordance with Section 3.5(e), an amount in cash in U.S. dollars equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock-Based Award and (ii) the Merger Consideration (reduced, if applicable, by an exercise or base price applicable to such Company Stock-Based Award); provided, however, that if the Closing occurs after May 31, 2011, then any portion of performance-based restricted stock units whose vesting relates to the Company's fiscal year 2011 performance will only vest and be converted into the right to receive the Merger Consideration in accordance with this Section 3.5(c) if, and to the extent that, the performance targets under such performance-based restricted stock units for the Company's 2011 fiscal year were achieved, and any portion of such performance-based restricted stock units that do not so vest shall be cancelled without the payment of any consideration therefor. The Company Stock-Based Awards shall not be assumed by Parent or the Surviving Corporation.

        (d)    Treatment of Employee Stock Purchase Plan.    As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company's 2001 Employee Stock Purchase Plan (as amended and restated as of April 1, 2006, the "ESPP")) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the Purchase Period (as defined in the ESPP) in progress as of the date of this Agreement (the "Final Purchase Period") shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Purchase Period commenced, or (B) to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement; (iii) the Final Purchase Period shall end on the earlier to occur of June 30, 2011 and a date that is five (5) calendar days prior to the Effective Time; (iv) each ESPP participant's accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final Purchase Period; and (v) the ESPP shall be suspended immediately following the end of the Final Purchase Period and shall terminate at the Effective Time. During the suspension period no further rights shall be granted or exercised under the ESPP. Each share of Company Common Stock purchased in the Final Purchase Period shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

        (e)   Unless a later time for payment is expressly provided in this Section 3.5 or is otherwise agreed to between Parent and an individual holder, the Surviving Corporation shall pay the holders of Company Options and Company Stock-Based Awards the cash payments described in this Section 3.5 promptly after the Effective Time, but in any event not later than the fifth (5th) Business Day after the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        With respect to any Section of this Article IV, except (i) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act (other than any disclosures contained or referenced therein under the captions "Risk Factors", "Forward-Looking Statements", "Quantitative and Qualitative Disclosures About Market Risk" and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature), in each case on or after May 31, 2010 and prior to the date of this Agreement (the "Recent SEC Reports") (it being understood that any matter disclosed in any Recent SEC Report shall be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent from such disclosure in such Recent SEC Report that such disclosure is applicable to such section of the Company Disclosure Letter, other than any matters required to be disclosed for purposes of any Identified Company Representation) or (ii) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

        Section 4.1    Organization and Qualification.

        (a)   The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Subsidiary of the Company (each, a "Company Subsidiary") has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, except to the extent the failure of any such Company Subsidiary to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.1 of the Company Disclosure Letter, all equity interests of the Company Subsidiaries are owned by the Company or a Company Subsidiary. Each of the Company and each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the Company Certificate of Incorporation, the Company By-laws and the certificate of incorporation and by-laws (or similar organizational documents) of each "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act (the "Significant Company Subsidiaries"), each as amended to date, and each as so delivered is in full force and effect. As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Letter, neither the Company nor any of the Significant Company Subsidiaries has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy Laws or similar state or federal Law, become insolvent or become subject to conservatorship or receivership.

        Section 4.2    Capitalization.

        (a)   The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of April 15, 2011, there were (i) 164,339,345 shares of Company Common Stock (other than treasury shares) issued and outstanding, (ii) 40,282,876 shares of Company Common Stock held in the treasury of the Company, (iii) 11,780,186 shares of Company Common Stock issuable upon exercise of outstanding Company Options, (iv) a maximum number of 4,900,460 shares of Company Common Stock issuable pursuant to Company Stock-Based Awards, (v) no shares of Company Common Stock owned by any Company Subsidiary, (vi) reserved for future issuance by the Company Board a sufficient number of shares of Company Common Stock to be issued and delivered if and when the Company's 2.5% Senior Convertible Notes due 2012 (the "Senior Convertible Notes") are converted into shares of Company Common Stock, and (vii) no shares of Company Preferred Stock issued and outstanding. Section 4.2(a) of the Company Disclosure Letter sets forth a list of the outstanding Company Options and/or Company Stock-Based Awards as of April 15, 2011, including (to the extent applicable) the date on which each such Company Option or Company Stock-Based Award was granted, the number of shares of Company Common Stock subject to such Company Option or Company Stock-Based Award, the expiration date of such Company Option or Company Stock-Based Award and the price at which such Company Option or Company Stock-Based Award may be exercised (if any) under an applicable Company Stock Plan. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Company Common Stock issuable upon exercise of Company Options or Company Stock-Based Awards or upon conversion of Senior Convertible Notes which may be issued prior to the Effective Time will be, upon any issuance of such shares in accordance with the terms of the Company Stock Plan, duly authorized, validly issued and fully paid and nonassessable. Since the entry into of the 2.50% Indenture by the Company, there has been no adjustment of or change to the "Conversion Rate" (as such term is defined in the 2.50% Indenture) of the Senior Convertible Notes.

        (b)   Except as set forth in Section 4.2(a) and except for the rights that have been issued pursuant to the Rights Agreement, dated as of July 28, 2004, between the Company and Mellon Investor Services LLC (as amended by that certain First Amendment to the Rights Agreement dated as of

June 2, 2005, the "Rights Agreement"), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Except as set forth in Section 4.2(a), there are no outstanding contractual obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company, other than the rights that have been issued pursuant to the Rights Agreement. Since April 15, 2011 through the date hereof, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or any other Equity Interests in the Company, except for issuances pursuant to exercise of Company Options or Company Stock-Based Awards outstanding on April 15, 2011 in accordance with the terms of such Company Options or Company Stock-Based Awards as of such date. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company's stockholders may vote, other than the Senior Convertible Notes.

        (c)   Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens. Except as set forth in Section 4.2(c) of the Company Disclosure Letter, as set forth in Section 4.2(a) and for the rights that have been issued pursuant to the Rights Agreement, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

        (d)   Section 4.2(d) of the Company Disclosure Letter sets forth as of the date hereof the name, jurisdiction of organization and the Company's (or the Company Subsidiary's) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the "Investments"). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens. Except for the capital stock and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

        (e)   Neither the Company nor any of the Company Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person, other than any such commitment, arrangement or agreement in the ordinary course of business consistent with past practice, between or among the Company and the Company Subsidiaries (including any guarantee by the Company of any obligations of the Company Subsidiaries). There are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any Company Subsidiary or preemptive rights with respect thereto.

        Section 4.3    Corporate Authority; Approval.

        (a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party that are contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby to which it is a party have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company, and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby to which it is a party other than the affirmative vote of holders of a majority of outstanding shares of Company Common Stock to adopt this Agreement and approve the transactions provided for herein in accordance with the DGCL and the rules and regulations of Nasdaq (the "Stockholder Approval"). This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

        (b)   On or prior to the date of this Agreement, the Company Board has, at a meeting duly called and held at which all directors were present, unanimously determined that this Agreement and the transactions provided for herein, including the Merger, are advisable, fair to and in the best interest of the Company and the holders of Company Common Stock, and adopted resolutions by a unanimous vote (i) approving this Agreement, (ii) declaring this Agreement and the Merger advisable and directing that this Agreement be submitted to the Company's stockholders for their adoption, and (iii) resolving to recommend to the holders of Company Common Stock that they vote in favor of adopting this Agreement in accordance with the terms hereof (the "Company Recommendation"), which resolutions, subject to Section 6.4(d), have not been subsequently withdrawn or modified in a manner adverse to Parent.

        Section 4.4    No Conflict; Required Filings and Consents.

        (a)   Except as set forth in Section 4.4(a) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) assuming the Stockholder Approval is obtained, conflict with or violate any provision of the Company Certificate of Incorporation or the Company By-laws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby to which it is a party will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, the rules and regulations of Nasdaq, the HSR Act or any other applicable foreign antitrust consents, approvals, authorizations, filings or notifications, (ii) for the filing and recordation of the Certificate of Merger as required by the DGCL or (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (A) prevent or materially delay performance by the Company of any of its material obligations under the Agreement or (B) individually or in the aggregate, reasonably be expected to have Company Material Adverse Effect.

        Section 4.5    Compliance with Laws; Permits.

        (a)   As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the businesses of the Company or any Company Subsidiary is, and since June 1, 2007 has been, conducted in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of Nasdaq, (iii) each of the Company and each Company Subsidiary holds all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) the Company and each Company Subsidiary is in compliance with the terms of such Permits, and (v) no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement.

        (b)   Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither the Company, any Company Subsidiary, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the "FCPA"); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three (3) years, neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity that alleges that the Company or any Company Subsidiary, or any Representative thereof, is, or may be, in violation of, or has, or may have, any material liability under, the FCPA which has not been resolved.

        Section 4.6    SEC Filings; Financial Statements.

        (a)    Company SEC Filings.    The Company has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since June 1, 2007 (collectively, the "Company SEC Filings"). Each Company SEC Filing (i) as of its date (or, in the case of any Company SEC Filing that is a registration statement, its effective date), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed (or, in the case of any Company SEC Filing that is a registration statement, declared effective) (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Company Subsidiaries, on the other hand, occurring since June 1, 2007 and prior to the date hereof. As of the date hereof, to the Knowledge of the Company, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC

Filings. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Filings is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

        (b)    Financial Statements.    Except to the extent amended, updated or restated by a subsequent Company SEC Filing prior to the date hereof, each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, and as so amended, updated or restated, the "Company Financial Statements") was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows of the Company for the respective periods indicated therein (subject, in the case of unaudited statements, to normal adjustments which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect). As of the date hereof, the books and records of the Company and the Company Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (c)   Internal Controls.

          (i)    The Company and the Company Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since June 1, 2007, the Company's principal executive officer and its principal financial officer have disclosed to the Company's auditors and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company's ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls and the Company has provided to Parent copies of any material written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company's auditors and audit committee since June 1, 2007.

          (ii)   The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and such disclosure controls and procedures are effective in timely alerting the Company's principal executive officer and its principal financial officer to material information required to be included in the Company's periodic reports required under the Exchange Act.

          (iii)  Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any Company Subsidiary has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary. There are no outstanding loans or other extensions of credit made by the Company or any of the

  Company Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

        Section 4.7    No Undisclosed Liabilities.    Except as set forth in Section 4.7 of the Company Disclosure Letter, none of the Company or any consolidated Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a nature that would be required to be reflected or reserved against on a balance sheet under GAAP or the notes thereto, except for liabilities or obligations (a) which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (b) that were incurred after February 28, 2011, in the ordinary course of business, (c) that were reflected or reserved against in the Company Financial Statements in the Company SEC Filings prior to the date hereof, or (d) that were incurred in connection with the Merger and the transactions contemplated by this Agreement.

        Section 4.8    Absence of Certain Changes or Events.    Except as set forth in Section 4.8 of the Company Disclosure Letter, since February 28, 2011, (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice in all material respects, (b) there has not been any Company Material Adverse Effect, (c) neither the Company nor any Company Subsidiary has taken any action (or committed to take any action) that, if taken after the date of this Agreement without Parent's consent, would constitute a breach of any of the covenants set forth in Sections 6.1(a)(i), (iii), (iv), (v), (vi), (viii), (x), (xiii), (xiv), (xv), or (xviii) hereof, and (d) neither the Company nor any Company Subsidiary has hired any new employee, or made any material change in the employment terms of any employee, whose base salary and reasonably anticipated bonus opportunity exceeds $250,000 in the aggregate.

        Section 4.9    Company Plans; Employees and Employment Practices.

        (a)   Section 4.9(a) of the Company Disclosure Letter sets forth a true and complete list of material "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including but not limited to all medical, dental, life and disability insurance, retirement, pension, salary continuation and severance plans, as well as all material bonus or other incentive compensation plans (including the Company Stock Plans and the ESPP), retention, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, severance and consulting agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, any Company Subsidiary or any entity that would be deemed a "single employer" with the Company or any Company Subsidiary under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (each, an "ERISA Affiliate") on behalf of any employee, officer, director or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries, (ii) with respect to which the Company, any Company Subsidiary or any ERISA Affiliate has or has had any obligation on behalf of any such employee, officer, director or other service provider or beneficiary, or (iii) with respect to which the Company or any Company Subsidiary has any liability, contingent or otherwise, excluding each Insignificant Foreign Company Plan (each, a "Company Plan," and collectively, the "Company Plans").

        (b)   The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan, including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Company Plan, (iii) the most recent actuarial reports (if applicable) for all Company Plans, (iv) the most recent summary plan description, if any, required under ERISA with respect to each Company Plan, (v) all material written contracts, instruments or agreements relating to each Company Plan, including administrative service agreements and group insurance contracts, (vi) the most recent Internal Revenue Service ("IRS") determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code, and (vii) all filings under the IRS' Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

        (c)   None of the Company, any Company Subsidiary, any ERISA Affiliate or any of their respective predecessors has ever contributed to or otherwise participated in or in any way, directly or indirectly, had any liability with respect to any plan subject to Sections 412 or 430 of the Code, Sections 302 or 303 of Title I of ERISA or Title IV of ERISA, including any "multiemployer plan" (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any "single-employer plan" (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

        (d)   Each Company Plan intended to qualify under Section 401(a) of the Code is so qualified and has received a determination letter from the IRS upon which it may rely regarding its qualified status under the Code and nothing has occurred, whether by action or by failure to act, that caused or is reasonably likely to cause the loss of such qualification or the imposition of any penalty or Tax liability. All payments required by each Company Plan or any collective bargaining agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Company or the Company Subsidiaries in accordance with the provisions of each of the Company Plans, applicable Law and GAAP.

        (e)   No proceeding has been threatened, asserted, instituted or, to the Knowledge of the Company, is anticipated against any of the Company Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Plans. Each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. Except as disclosed on Section 4.9(e) of the Company Disclosure Letter, no non-exempt "prohibited transaction" (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to the Company Plans. No Company Plan is under, and neither the Company nor any Company Subsidiary has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

        (f)    Except as disclosed on Section 4.9(f) of the Company Disclosure Letter, no Company Plan that is a group health plan is wholly or partially self-insured. No Company Plan provides post-retirement health and welfare benefits to any current or former employee of the Company or any Company Subsidiary (or to any other individual), except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

        (g)   Except under Company Plans disclosed on Section 4.9(g) of the Company Disclosure Letter, the consummation of the Merger alone, or in combination with a termination of any employee, officer, director or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries, will not (i) entitle any employee, officer, director or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries to severance pay, unemployment compensation, termination pay or other compensation (cash or otherwise) under a Company Plan, or (ii) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any such employee, officer, director or other service provider or their beneficiaries under a Company Plan. Except as disclosed on Section 4.9(g) of the Company Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any employee, officer, director or other service provider of the Company or any Company Subsidiary under any Company Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any Company Subsidiary has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code. The Company has provided to Parent the "base amount" (as defined in Section 280G(b)(e) of the Code) for each participant in the Company's Executive Change in Control Severance Pay Plan for Tier 1 Executives as of the date of this Agreement. Within fifteen (15) Business

Days prior to the Closing Date, the Company will provide to Parent information reasonably satisfactory to Parent detailing the amount of any excess parachute payments as defined in Section 280G of the Code sufficient for Parent, the Surviving Corporation and/or the Company to discharge any withholding obligations with respect to such amounts.

        (h)   Except as set forth in Section 4.9(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has made any promises or commitments, whether legally binding or not, to create any additional Company Plan, material agreement or material arrangement, or to modify or change in any material way any existing Company Plan.

        (i)    Neither the Company nor any Company Subsidiary has unfunded liabilities pursuant to any Company Plan that has not been fully accrued. Each Company Plan that is a "nonqualified deferred compensation plan" (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all material respects in compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder.

        (j)    Except as set forth in Section 4.9(j) of the Company Disclosure Letter, and except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (i) any individual who has been retained by the Company or any Company Subsidiary to perform services for the Company or any Company Subsidiary and who is not treated as an employee for federal tax purposes by the Company or any Company Subsidiary is not an employee of the Company or any Company Subsidiary under applicable Law and (ii) each employee of the Company or any Company Subsidiary has been properly classified as "exempt" or "non-exempt" under applicable United States Law.

        (k)   (i) Each Company Option has an exercise price at least equal to the fair market value of Company Common Stock on a date no earlier than the date of the corporate action authorizing the grant of such Company Option, (ii) no Company Option has had its exercise date or grant date delayed or "back-dated," and (iii) all Company Options have been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with GAAP. Section 4.9(k) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement of all Company Stock Plans, indicating for each Company Stock Plan the number of shares of Company Common Stock issued to date under such Company Stock Plans, the number of shares of Company Common Stock subject to outstanding Company Options and Company Stock-Based Awards and the number of shares of Company Common Stock reserved for future issuance under such Company Stock Plan.

        (l)    With respect to each Foreign Company Plan, except as set forth in Section 4.9(l) of the Company Disclosure Letter, the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Foreign Company Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment.

        Section 4.10    Labor and Employment Matters.    Except as set forth in Section 4.10 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other labor organizations representing, or, to the Knowledge of the Company, engaged in organizing activities with respect to any employee of the Company or any Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) there is currently no strike, slowdown, picketing, or work stoppage, nor is any strike, slowdown, picketing or work stoppage threatened in writing with respect to any employee of the Company or any Significant Company Subsidiary, (ii) there are no labor disputes currently subject to arbitration or litigation and there is no representation petition pending, nor are any of the foregoing threatened in writing, with respect to any employee of the Company or any Significant Company Subsidiary before the National Labor Relations Board or similar Governmental Entity, and (iii) no officer or director of the Company or any Significant Company Subsidiary is in violation, in any material respect, of any term of any employment Contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Significant Company Subsidiary because of the nature of the business conducted by the Company or any Significant Company Subsidiary or to the use of trade secrets or proprietary information of others. To the Knowledge of the Company, except as set forth in Section 4.10 of the Company Disclosure Letter, the Company and the Significant Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers' compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2109 et seq. or the regulations promulgated thereunder.

        Section 4.11    Contracts.

        (a)   Except as disclosed in Section 4.11(a)(x) of the Company Disclosure Letter and for any agreements between or among the Company and the Company Subsidiaries, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract which:

          (i)    is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

          (ii)   relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole or in which the Company owns more than a 15% voting or economic interest;

          (iii)  relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to indebtedness for borrowed money or deferred payment (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000;

          (iv)  prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

          (v)   except for customer Contracts (including Contracts with resellers), Leases and Company Plans, requires or is reasonably likely to require either (A) annual payments from Third Parties to the Company and the Company Subsidiaries of at least $1,000,000 in the aggregate or (B) annual payments from the Company and the Company Subsidiaries to Third Parties of at least $1,500,000 in the aggregate;

          (vi)  relates to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of the Company Subsidiaries has continuing indemnification (other than indemnification obligations with respect to directors and officers), "earn-out" or other contingent payment or guarantee obligations, in each case, that could result in payments in excess of $1,000,000;

          (vii) contains a right of first refusal, right of first negotiation or right of first offer in favor of a party other than the Company and the Company Subsidiaries, which right would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole;

          (viii)  contains any covenant that (A) materially limits the ability of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location or (B) could require the disposition of any material assets or material line of business of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries);

          (ix)  contains any covenant granting "most favored nation" status that, following the Merger, would apply to or be affected by actions taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates; or

          (x)   contains a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

          (xi)  any Contract that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000; or

          (xii) any Contract pursuant to which (A) the Company or a Company Subsidiary is granted rights in any third-party Intellectual Property (excluding any commercially available off-the-shelf software with a total replacement cost or annual license fee of less than $250,000) that are (x) sold, bundled or distributed with, or embedded, integrated or incorporated into, the Company Software Products, (y) used in the development of any Company Software Product, or (z) used or held for use by the Company or a Company Subsidiary for any other purpose, including for the internal operations of the Company's or any of the Company Subsidiaries' respective businesses, or (B) the Company or a Company Subsidiary has granted to any Person (x) any licenses or rights under any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business to customers) or (y) any rights to resell or otherwise distribute the Company Software Products.

        Each Contract of the type described in this Section 4.11(a) and each of the customer Contracts set forth in Section 4.11(a)(y) of the Company Disclosure Letter is referred to herein as a "Company Material Contract."

        (b)   Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company's Knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any written claim of default under any Company Material Contract, (v) to the Company's Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge, that such Third Party intends to terminate, or not renew any Company Material Contract. True and correct copies of all Company Material Contracts have been either publicly filed with the SEC or made available to Parent by the Company.

        Section 4.12    Litigation.    Except as set forth in Section 4.12 of the Company Disclosure Letter and other than Transaction Litigation, (i) there is no material legal, administrative, arbitral or other suit, claim, action, mediation, proceeding or, to the Knowledge of the Company, inquiry or investigation of any nature (each, an "Action") pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) none of the Company or any of the Company Subsidiaries is subject to or bound by any material outstanding Order.

        Section 4.13    Environmental Matters.    Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each Significant Company Subsidiary are in compliance with all, and have not violated any, applicable Environmental Laws, (ii) the Company and each Significant Company Subsidiary possess all material Permits issued pursuant to Environmental Laws that are required to conduct the business of the Company and each Significant Company Subsidiary as it is currently conducted, (iii) to the Knowledge of the Company, there has been no release of any Hazardous Material into the environment by the Company or any Significant Company Subsidiary at any of their current or former properties or operations that is reasonably likely to result in a liability pursuant to Environmental Law, and (iv) neither the Company nor any Significant Company Subsidiary has received any written claim or notice of violation from any Governmental Entity alleging that the Company or any Significant Company Subsidiary is in violation of, or liable under, any Environmental Law, or regarding any Hazardous Materials, excluding any matters that have been resolved without any liability on behalf of the Company or any Significant Company Subsidiary. All environmental reports, assessments, audits, and other similar documents in the possession or control of the Company or any Significant Company Subsidiary, containing information that could reasonably be expected to be material to the Company or any Significant Company Subsidiary, have been made available to Parent.

        Section 4.14    Intellectual Property.

        (a)   Section 4.14(a) of the Company Disclosure Letter sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and pending applications for registration thereof, (iii) internet domain name registrations, and (iv) material Company Software Products, in each case, that are owned by the Company or a Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries exclusively own or possess all right, title and interest in and to, or have the rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries, free and clear of all Liens. The Company Intellectual Property required to be set forth in items (i) and (ii) of Section 4.14(a) of the Company Disclosure Letter, together with each copyright registration registered to the Company or any Company Subsidiary, is subsisting, valid, and, to the Knowledge of the Company, enforceable and none of such Company Intellectual Property has been misused, withdrawn, cancelled or abandoned. All application and maintenance fees for such Company Intellectual Property have been paid in full and are current.

        (b)   To the Knowledge of the Company, except as set forth in Section 4.14(b) of the Company Disclosure Letter, the operation of the business of the Company and the Company Subsidiaries as currently conducted and as currently proposed to be conducted does not infringe, misappropriate, dilute or otherwise violate or conflict with the Intellectual Property of any other Person. Section 4.14(b) of the Company Disclosure Letter sets forth a list of all Actions alleging any of the foregoing that are pending or that have been threatened in writing. Except as set forth in Section 4.14(b) of the Company

Disclosure Letter, neither the Company nor any Company Subsidiary has received any written notice of any claims or assertions, contesting the ownership or use of any Company Intellectual Property. To the Knowledge of the Company, no Person has been engaged, is engaging or is expected to engage in any activity or use of any Intellectual Property that infringes, misappropriates, dilutes or otherwise violates or conflicts with the Company Intellectual Property.

        (c)   Each of the Company and each of the Company Subsidiaries have implemented reasonable measures to maintain and protect the secrecy, confidentiality and value of any trade secrets and other confidential information related to Company Software Products. Each current and former employee and independent contractor of, and consultant to, the Company or a Company Subsidiary has entered into a written agreement pursuant to which such employee, independent contractor or consultant agrees to maintain the confidentiality of the confidential information of the Company or the Company Subsidiary and to assign to the Company or the applicable Company Subsidiary all rights and interest in Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company or the applicable Company Subsidiary. To the Knowledge of the Company, no employee and no independent contractor or consultant or other third party to any such confidentiality agreement is in breach thereof.

        (d)   Section 4.14(d) of the Company Disclosure Letter sets forth a true and complete list of each Contract with an escrow agent or escrow service pursuant to which the Company or any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow agent or escrow service or any other Person, any source code for any Company Software Product or proprietary software included in the Company Intellectual Property. Except as set forth on Section 4.14(d) of the Company Disclosure Letter or otherwise in the ordinary course of their respective businesses, neither the Company nor any of the Company Subsidiaries has disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any Company Software Products to any Person who was not, as of the date of disclosure or delivery, an employee or contractor of the Company or a Company Subsidiary.

        (e)   Except as set forth in Section 4.14(e) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has granted any exclusive license with respect to any Intellectual Property, including any Company Software Products, to any other Person.

        (f)    The Company and the Company Subsidiaries have implemented commercially reasonable measures to protect the internal and external security and integrity of their servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment (the "Company Systems") and the data stored or contained therein or transmitted thereby including procedures preventing unauthorized access and the introduction of a virus and the taking and storing on-site and off-site of back-up copies of critical data. There have been (i) to the Company's Knowledge, no unauthorized intrusions or breaches of the security of the Company Systems, and (ii) no material failures or interruptions in the Company Systems for the two (2) years prior to the date hereof that have not been remediated to the Company's reasonable satisfaction.

        (g)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries comply with and have at all times (i) complied with and (ii) conducted their business in accordance with all applicable data protection or privacy Laws governing the collection, use, storage, transfer and dissemination of personal information and any privacy policies, programs or other notices that concern the collection or use of personal information by the Company or the Company Subsidiaries. Each of the Company and the Company Subsidiaries maintains a privacy policy on its corporate website in conformance with applicable Laws. There have not been any complaints or notices to, or audits, proceedings or investigations conducted or claims asserted with respect to, the Company and the Company Subsidiaries by any Person regarding the collection, use, storage, transfer or dissemination of personal information by any Person in connection with the business of the Company or the Company Subsidiaries or compliance with any applicable Laws or privacy policies, programs or other notices.

        (h)   No government funding, facilities at a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or a Company Subsidiary, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, any university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or a Company Subsidiary.

        (i)    The Company and the Company Subsidiaries have made all payments due and owing with respect to the Swedish Act on Inventions made by Employees (Lag om rätten till arbetstagares uppfinningar) or any provision of a collective bargaining agreement to which the Company or any Company Subsidiary is a party to the relevant employee or other individual for the time period described in such Law or any such collective bargaining agreement.

        Section 4.15    Taxes.    Except as set forth in Section 4.15 of the Company Disclosure Letter and for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

        (a)   All Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary for all taxable periods ending on or before the date hereof have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file). All such Tax Returns are true, correct, and complete in all respects and were prepared in compliance with applicable Law. To the Company's Knowledge, no claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

        (b)   All Taxes of the Company and each Company Subsidiary due and payable have been timely paid, other than any amount which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of the Company and each Company Subsidiary established in the Company Financial Statements are complete and adequate to cover any liabilities for Taxes that are not yet due and payable.

        (c)   No deficiencies for Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received any written notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for Taxes. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

        (d)   The Company and each Company Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

        (e)   There are no liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for liens for Taxes not yet due and payable.

        (f)    Neither the Company nor any Company Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

        (g)   Neither the Company nor any Company Subsidiary (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return, (ii) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise, or (iii) is, or ever has been, a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements between or among the Company and the Company Subsidiaries and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes).

        (h)   Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election by the Company or any Company Subsidiary under Section 108(i) of the Code or (vi) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Law).

        (i)    Neither the Company nor any Company Subsidiary has engaged in any "reportable transaction" within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

        (j)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        Section 4.16    Insurance.    Section 4.16 of the Company Disclosure Letter sets forth a list of all material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage and deductibles provided thereunder) maintained by the Company or any Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company has not received any written notice of termination or cancellation or denial of coverage with respect to any insurance policy.

        Section 4.17    Real Estate.

        (a)   Section 4.17(a) of the Company Disclosure Letter sets forth the address and description of each parcel of Owned Real Property. With respect to each parcel of Owned Real Property: (i) the Company or a Company Subsidiary (as the case may be) has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (ii) neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, (iii) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Company Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

        (b)   Section 4.17(b) of the Company Disclosure Letter sets forth a true and complete list of all Leases with an annual base rent in excess of $400,000 per year used or intended to be used in the business of the Company and the Company Subsidiaries (including the address of each such Leased Real Property and the date and name of the parties to such Lease) for each such Leased Real Property. The Company has delivered or made available to Parent a true and complete copy of each such Lease, and in the case of any oral Lease (if any), a written summary of the material terms of such Lease. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Leases set forth in Section 4.17(b) of the Company Disclosure Letter: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, (ii) neither the Company nor any Company Subsidiary has received notice that it is in breach or default under such Lease which breach or default remains uncured, and, to the Knowledge of the Company, no other party to the Lease is in breach or default under such Lease, (iii) to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (iv) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

        Section 4.18    Affiliate Transactions.    To the Knowledge of the Company, there are no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.

        Section 4.19    Anti-Takeover Provisions; Rights Agreement.

        (a)   Assuming the accuracy of the representations contained in Section 5.9 hereof, the Company Board has taken all necessary action so that the restrictions of Section 203 of the DGCL and any takeover, anti-takeover, moratorium, "fair price", "control share" or other similar Law enacted under any Law applicable to the Company (each, a "Takeover Statute") do not, and will not, apply to this Agreement, the voting agreements entered into concurrently herewith, the Merger or the other transactions contemplated hereby.

        (b)   The Company Board has taken all necessary action to render the Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated hereby.

        Section 4.20    Proxy Statement.    Except for information supplied or to be supplied by Parent for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (such proxy statement, as amended or supplemented, the "Proxy Statement"), the Proxy Statement will not, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

        Section 4.21    Brokers.    Other than Barclays Capital, Inc. (the "Company Financial Advisor"), the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

        Section 4.22    Products.

        (a)   Except as set forth in Section 4.22 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) there are no defects in any of the Company Software Products that would prevent the same from performing substantially in accordance with its user specifications, and (ii) all Company Software Products are free of all undocumented viruses, worms, Trojan horses, "back doors" and other contaminants and do not contain any bugs, errors, or problems that disrupt their operation or have an adverse impact on the operation of other software programs or operating systems.

        (b)   To the Knowledge of the Company, in no case does the Company's or any Company Subsidiary's use, incorporation or distribution of Open Source Software give rise to any obligation to disclose or distribute any source code, to license any Company Software Products or Intellectual Property for the purpose of making derivative works or to distribute any Company Software Products or Intellectual Property without charge.

        (c)   During the twelve (12) months prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any warranty or indemnity claims related to the Company Software Products that are (i) claims under any "epidemic failure" or similar clause or (iii) other material claims outside the ordinary course of business. During the twelve (12) months prior to the date of this Agreement, neither the Company nor any Company Subsidiary has resolved any warranty or indemnity claims related to the Company Software Products for amounts in excess of $250,000 over the Company's accounting reserves under GAAP, with respect to any specific customer.

        Section 4.23    Opinion of the Financial Advisor.    The Company Board has received from the Company Financial Advisor, its written opinion, or its oral opinion to be confirmed in writing, subject to the limitations, qualifications and assumptions set forth therein, that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Merger is fair to such stockholders.

        Section 4.24    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent's or Merger Sub's use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain "data rooms" or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Subject to such exceptions as are disclosed in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

        Section 5.1    Organization and Qualification.    Each of Parent and Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the certificate of incorporation and by-laws of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

        Section 5.2    Authority.    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions provided for herein, including the Merger and the Financing. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub, and no vote of Parent's or Merger Sub's stockholders, are necessary to authorize this Agreement or to consummate the transactions provided for herein, including the Merger and the Financing, other than the adoption of this Agreement by Parent in its capacity as sole Stockholder of Merger Sub, which adoption Parent shall effect on the date hereof immediately following the execution hereof. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement is a valid and binding obligation of the Company and the other Parties, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        Section 5.3    No Conflict; Required Filings and Consents.

        (a)   The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, including the Financing, will not, (i) conflict with or violate any provision of the certificate of incorporation or by-laws of Parent, Merger Sub or SoftBrands, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("SoftBrands"), (ii) assuming that all consents, approvals and authorizations described in Section 5.3(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.3(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to any member of the Parent Group or by which any property or asset of any member of the Parent Group is bound or (iii) require any consent or approval under, result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent, Merger Sub or SoftBrands pursuant to any Contract.

        (b)   The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent, Merger Sub and SoftBrands of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, the rules and regulations of Nasdaq, the HSR Act, or any other applicable foreign antitrust consents, approvals, authorizations, filings or notifications, (ii) for the filing and recordation of the Certificate of Merger as required by the DGCL or (iii) where the failure to obtain such consents, approvals, authorizations, or to make such filings or notifications would not prevent or materially delay, or reasonably be expected to prevent or materially delay, the ability of Parent, Merger Sub or SoftBrands to perform their respective obligations under this Agreement or to consummate the Merger, the Financing or the other transactions contemplated by this Agreement.

        Section 5.4    Litigation.    As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent, Merger Sub or their Affiliates which seeks to, or would reasonably be expected, individually or in the aggregate, to prevent or materially delay until a date after the End Date, the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, the Financing or the other transactions contemplated by this Agreement. As of the date hereof, none of Parent, Merger Sub or their Affiliates are subject to any outstanding Order which would prevent or materially delay, or reasonably be expected to prevent or materially delay, the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, the Financing or the other transactions contemplated by this Agreement.

        Section 5.5    Ownership of Merger Sub; No Prior Activities.    Parent owns 100% of the issued and outstanding capital stock of Merger Sub and SoftBrands free and clear of all Liens (other than any Liens created pursuant to the Financing). Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

        Section 5.6    Financing.    Parent has delivered to the Company a true and complete copy of the commitment letter, together with all schedules and exhibits thereto, dated as of the date hereof, from Credit Suisse AG, Credit Suisse Securities (USA), LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, Deutsche Bank Trust Company Americas, Deutsche Bank Cayman Islands Branch and Deutsche Bank Securities Inc. (the "Debt Financing Commitment"), pursuant to which the lenders that are a party thereto have agreed to lend the amounts set forth therein for the purposes of financing the Merger, the other transactions contemplated by this Agreement, the repayment or refinancing of the Company and the Company Subsidiaries' existing indebtedness and related fees and expenses (the "Debt Financing"). Parent has delivered to the Company true and complete copies of the equity commitment letters, dated as of the date hereof, from (i) Golden Gate Capital Opportunity Fund, L.P. and Golden Gate Capital Opportunity Fund-A, L.P. and (ii) GGC Credit Opportunities, LLC (the "Equity Financing Commitments" and together with the Debt Financing Commitment, the "Financing Commitments"), regarding the proposed equity investments set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing"). The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent, SoftBrands and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. The Equity Financing Commitments provide that the Company is a third party beneficiary thereto to the extent expressly provided therein. As of the date of this Agreement, none of the

Financing Commitments has been amended or modified and none of the respective commitments contained in the Financing Commitments has been withdrawn or rescinded in any respect. Except for fee letters relating to fees with respect to the Debt Financing (complete copies of which have been provided to Company, with only fee amounts and certain economic terms (none of which provide for additional conditions precedent or other contingencies to the Debt Financing or which would adversely affect the amount or availability of the Debt Financing) redacted) and for customary engagement letters, as of the date hereof there are no side letters or other Contracts or arrangements related to the funding or investing, as applicable, of the Financing, other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing that are payable on or prior to the date hereof. None of the Financing Commitments contain any commitment fees or other fee payable by the Company, the Company Subsidiaries or Affiliates of the Company prior to the Closing. The only conditions precedent or other contingencies related to the obligations of Parent to fund the full amount of the Equity Financing and of the lenders who are party to the Debt Financing Commitment to fund the full amount of Debt Financing are those expressly set forth in the Equity Financing Commitments and the Debt Financing Commitment, respectively. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, SoftBrands or Merger Sub under any term, or a failure of any condition, of the Financing Commitments to which such Persons are a party, and none of Parent, SoftBrands or Merger Sub has received any notice of any such default, breach or failure. As of the date of this Agreement, none of Parent, SoftBrands or Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. As of the date hereof, none of Parent, SoftBrands or Merger Sub has Knowledge of any event which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any other party to the Financing Commitments under any term of the Financing Commitments, would cause any condition of the Financing Commitments not to be satisfied, or would otherwise be reasonably likely to result in any portion of the Financing contemplated by the Financing Commitments to be unavailable. Assuming the Financing Commitments are funded in accordance with their terms and conditions (including the assumptions stated therein with respect to the Company's cash available for deposit into the Exchange Fund) and together with the Company's freely available cash immediately prior to the Closing, Parent, SoftBrands and Merger Sub will have at and after the Closing, funds sufficient to pay: (a) the aggregate Merger Consideration, (b) all amounts required to be paid pursuant to Section 3.5 hereof, (c) any repayment or refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Financing Commitments, including the repurchase and conversion of the Senior Convertible Notes, (d) all related fees and expenses required to be paid by Parent, SoftBrands, Merger Sub and the Surviving Corporation in connection with the Merger, the Financing and the other transactions contemplated hereby, and (e) the refinancing of all outstanding indebtedness for borrowed money of Parent and its Subsidiaries.

        Section 5.7    Brokers.    No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or their Affiliates for which the Company could have any liability prior to Closing.

        Section 5.8    Limited Guarantees.    Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantees duly executed by the Guarantors with respect to certain matters on the terms specified therein. Each Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of the Guarantors party thereto in favor of the Company, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under such Limited Guarantee.

        Section 5.9    Ownership of Company Common Stock.    None of Parent, Merger Sub or any of their "affiliates" or "associates" is, or at any time during the last three (3) years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL.

        Section 5.10    Information Supplied.    None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.11    Absence of Certain Changes or Events.    There is no fact, circumstance, event or occurrence relating to the business, financial condition or results of operation of Parent or its Subsidiaries that, individually or in the aggregate, would reasonably be expected to prevent, or materially delay until a date after the End Date, the ability of Parent, SoftBrands or Merger Sub to perform their respective obligations, if any, under this Agreement or to consummate the Merger, the Financing or the other transactions contemplated by this Agreement.

        Section 5.12    Solvency.    After giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Merger Consideration; the payment of all amounts required to be paid pursuant to Section 3.5 hereof; any payment or refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Financing Commitments, including the Senior Convertible Notes; and the payment of all related fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger, the Financing and the other transactions contemplated hereby, and assuming the truth and accuracy of each of the representations and warranties set forth in Article IV, each of Parent and the Surviving Corporation will be Solvent immediately after the consummation of the transactions contemplated by this Agreement, including the Merger and the Financing. For the purposes of this Agreement, the term "Solvent" means that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

        Section 5.13    Indebtedness.    Except as set forth in Section 5.13 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has any existing indebtedness for borrowed money outstanding.

        Section 5.14    Capitalization.    The authorized capital stock of Parent consists of 1,000 shares of common stock, par value $0.01 per share, of which there are 1,000 shares outstanding (the "Parent Stock"). Parent has previously disclosed to the Company the Persons who are record holders or beneficial owners of Parent Stock.

        Section 5.15    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. Neither Parent, Merger Sub nor any other Person will have or be subject to any liability to the Company, any Company Subsidiary or any other Person resulting from the distribution to the Company or any Company Subsidiary, or the Company's or any Company Subsidiary's use of, any such information.

ARTICLE VI

COVENANTS

        Section 6.1    Conduct of Business.

        (a)   The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.1(a) of the Company Disclosure Letter, as otherwise permitted or contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with each of the customers, suppliers and other Persons with whom the Company and the Company Subsidiaries have material business relations. Without limiting the foregoing, and as an extension thereof, except as set forth in the Company Disclosure Letter, as otherwise contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (in its sole discretion, except that, in the case of clauses (viii), (ix), (xi)(B)(w), (xii)(A), (xiii), (xiv), (xv) and (xvi) only, such consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

          (i)    amend or otherwise change the Company Certificate of Incorporation, the Company By-laws or equivalent organizational documents of the Company Subsidiaries;

          (ii)   issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Equity Interests (other than pursuant to (A) the ESPP, subject to Section 3.5(d), (B) the conversion of the Senior Convertible Notes, (C) the issuance or exercise of rights pursuant to the Rights Agreement or (D) the exercise or vesting of Company Options or Company Stock-Based Awards existing on the date hereof on the terms in effect on the date hereof (or Company Options or Company Stock-Based Awards issued after the date hereof, as may be permitted hereunder));

          (iii)  declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a Company Subsidiary to the Company or to any other Company Subsidiary), or enter into any agreement with respect to the voting of its capital stock;

          (iv)  reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its capital stock or other Equity Interests, except pursuant to the exercise or settlement of the Senior Convertible Notes, Company Options, Company Stock-Based Awards, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof (or Company Options or Company Stock-Based Awards issued after the date hereof, solely as may be permitted hereunder);

          (v)   except for agreements between or among the Company and the Company Subsidiaries, acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any material portion of the assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $500,000 individually, or $1,000,000 for all such transactions by the Company and the Company Subsidiaries in the aggregate (for the avoidance of doubt, this does not include any guarantees by the Company of the performance obligations of any Company Subsidiary);

          (vi)  redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for (A) indebtedness incurred under the Company's or the Company Subsidiaries' existing credit facilities not in excess of $500,000, (B) indebtedness owed by the Company or any Company Subsidiary to the Company or any other Company Subsidiary or (C) any guarantees by the Company of the obligations of any Company Subsidiary;

          (vii) grant any Lien on any of its assets, other than Liens granted in connection with any indebtedness permitted under Section 6.1(a)(vi);

          (viii)  sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $1,000,000 in the aggregate, other than the license or sale of the Company Software Products;

          (ix)  authorize, or make any commitment with respect to, capital expenditures, other than capital expenditures which do not exceed by more than ten (10) percent the Company's capital expenditure budget set forth in Section 6.1(a)(ix) of the Company Disclosure Letter;

          (x)   enter into any new line of business outside of its existing business segments (excluding "heartbeat releases" pursuant to the Company's Product Roadmap);

          (xi)  (A) except to the extent required by applicable Law, by any Company Plan and/or any Insignificant Foreign Company Plan, by any collective bargaining agreement or Contract with a works council or by other written Contracts, in each case, existing on the date of this Agreement that have been disclosed or made available to Parent (or arising hereafter, solely as may be permitted hereunder, and that have been disclosed or made available to Parent) or, except as set forth in Section 6.1(a)(xi)(A) of the Company Disclosure Letter, grant or announce any stock option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors or other service providers of the Company or any Company Subsidiary (other than in connection with a promotion covered by clause (B) of this Section 6.1(a)(xi)); (B) hire any new employees or promote any current employees, other than (w) up to a total of forty-five (45) project managers and consultants (provided that (1) the Company shall hire no more than a total of ten (10) project managers and consultants in any calendar month starting after the date hereof and (2) no such project manager or consultant shall have base salary and incentive compensation that is reasonably anticipated to exceed $200,000), (x) employees in sales in accordance with the Company's current business plan, (y) to fill one or more of the open positions as of the date hereof referenced in Section 6.1(a)(xi)(B) of the Company Disclosure Letter or (z) to fill a position that becomes open after the date hereof with respect to an employee whose reasonably anticipated base salary and incentive compensation opportunity does not exceed $250,000; (C) except to the extent required by applicable Law, by any Company Plan and/or any Insignificant Foreign Company Plan, by any collective bargaining agreement or Contract with a works council or by other Contracts, in each case, existing on the date of this Agreement that have been disclosed or made available to Parent (or arising hereafter, solely as may be permitted hereunder, and that have been disclosed or made available to Parent), pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit to any employee, officer, director, stockholder or other service provider of the Company or any of its Subsidiaries, whether past or present; (D) except to the extent required by applicable Law, by any Company Plan and/or any Insignificant Foreign Company Plan, by any collective bargaining agreement or Contract with a works council or by other written Contracts existing on the date of this Agreement that have been disclosed or made available to Parent (or arising hereafter, solely as may be permitted hereunder, and that have been disclosed or made available to Parent), enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements on terms consistent with past practice for newly hired or promoted employees in accordance with clause (B) of this Section 6.1(a)(xi); or (E) except as required to ensure that any Company Plan is not then out of compliance with applicable Law, or except as set forth in Section 6.1(a)(xi)(E) of the Company Disclosure Letter, enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan, benefit arrangement or collective bargaining agreement; provided, in all cases, that the Company may continue or renew the bonus programs of the Company and the Company Subsidiaries for the bonus period beginning June 1, 2011 on substantially the same terms and conditions as are in effect for the Company's and the Company Subsidiaries' current bonus programs;

          (xii) with respect to any Company Intellectual Property, except in the ordinary course of business, consistent with past practice, and except for agreements between or among the Company and the Company Subsidiaries, (A) encumber, impair, abandon, fail to maintain, transfer, license to any Person (including through an agreement with a reseller, distributor, franchisee or other similar channel partner), or otherwise dispose of any right, title or interest of the Company or any Company Subsidiary in any Company Intellectual Property or Company Software Products or (B) divulge, furnish to or make accessible any material confidential or other non-public information in which the Company or any Company Subsidiary has trade secret or equivalent rights within the Company Intellectual Property to any Person who is not subject to an enforceable written agreement to maintain the confidentiality of such confidential or other non-public information;

          (xiii)  except in connection with the actions contemplated by Section 6.17 of this Agreement, as may be required by GAAP or as a result of a change in Law or regulatory guidelines, make any change in accounting principles, policies, practices, procedures or methods;

          (xiv) except in connection with the actions contemplated by Section 6.17 of this Agreement, change any method of Tax accounting, make or change any Tax election, file any material amended Tax Return, settle or compromise any Tax liability (other than in the ordinary course of business, consistent with past practice), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes (except for extensions in the ordinary course of business, consistent with past practice), enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

          (xv) other than any Transaction Litigation, settle, release, waive or compromise any material claims or obligations (absolute, accrued, contingent or otherwise) or any pending or threatened Action of or against the Company or any of the Company Subsidiaries for amounts in excess of $1,000,000 per fiscal quarter in the aggregate other than (A) in settlement of customer warranty claims that do not exceed the reserves for such settlements established in accordance with GAAP in the ordinary course of business, consistent with past practice, or (B) that do not entail the incurrence of (x) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries;

          (xvi) other than as provided in Section 6.4 hereof or in the ordinary course of business, consistent with past practice, (A) enter into, terminate or materially amend or modify any Company Material Contract or Lease required to be set forth on Section 4.17(b) of the Company Disclosure Letter in a manner adverse to the Company, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Company Material Contract or Lease required to be set forth on Section 4.17(b) of the Company Disclosure Letter;

          (xvii)  fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

          (xviii)  adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger, liquidation or consolidation between or among the Company and the Company Subsidiaries);

          (xix) knowingly take any action which would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated hereby (a "Delay"); or

          (xx) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

        (b)   Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        (c)   Parent and Merger Sub agree that, during the period from the date hereof until the Effective Time, except as contemplated or permitted by this Agreement, neither Parent, Merger Sub nor any of their respective Subsidiaries shall (i) incur any indebtedness, other than borrowings under any existing credit facility in the ordinary course of business consistent with past practice, provided, that the aggregate amount of outstanding indebtedness of Parent and its Subsidiaries shall not exceed the amount set forth on Section 6.1(c) of the Parent Disclosure Letter, or (ii) knowingly take any action which would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to result in a Delay. Without limiting the generality of the foregoing, Parent and Merger Sub agree that, during the period from the date of this Agreement until the Effective Time, neither Parent, Merger Sub nor any of the respective Subsidiaries shall acquire or agree to acquire by merging into or consolidating with, merge with or purchase a substantial portion of the assets of or equity in, or acquire in any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, to the extent any such acquisition or agreement, individually or in the aggregate, (i) would reasonably be expected to result in (A) a Delay or (B) an adverse effect on the Financing or (ii) has a purchase price or value in excess of $5,000,000.

        Section 6.2    Proxy Statement; Company Stockholders Meeting.

        (a)    Proxy Statement.    As promptly as reasonably practicable after the date hereof, the Company shall prepare the Proxy Statement. The Company shall cause the Proxy Statement to be filed with the SEC as soon as reasonably practicable on or after the date hereof. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. Subject to, and without limiting the rights of the Company Board to effect, a Company Adverse Recommendation Change pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation. The Company shall use its reasonable best efforts to include in the Proxy Statement all material disclosure relating to the Company Financial Advisor (including the amount of fees and other considerations the Company Financial Advisor will receive upon consummation of the Merger, and the conditions for the payment of such fees and other considerations) and the opinion referred to in Section 4.23.

        (b)    SEC Comments.    The Company, after consultation with Parent, will use its reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement. The Company will advise Parent, as promptly as reasonably practicable after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will as promptly as reasonably practicable supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. Prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall consider in good faith for inclusion in such document or response comments reasonably proposed by Parent. As promptly as reasonably practicable after the clearance (which shall include upon expiration of the 10-day period after filing in the event the SEC does not review the Proxy Statement) of the Proxy Statement by the SEC (in any event no more than seven (7) Business Days after such clearance), the Company shall mail the Proxy Statement and all other proxy materials to the holders of shares of Company Common Stock and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

        (c)    Information Supplied.    Each of Parent and the Company agrees, as to it and its Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by Parent or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party or its Subsidiaries is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors or Affiliates, should be discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company and, if requested by Parent, the Company shall amend or supplement the Proxy Statement promptly to disclose such event or circumstance.

        (d)   Stockholders' Meeting.

          (i)    The Company shall duly call, give notice of and hold a meeting of its stockholders (the "Company Stockholders Meeting") as promptly as practicable following the date on which the Proxy Statement is cleared by the SEC for the purpose of obtaining the Stockholder Approval.

          (ii)   The Company shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Company Stockholder Meeting.

          (iii)  Subject to Section 6.4(d), at the Company Stockholders Meeting, the Company shall, through the Company Board, make the Company Recommendation and, unless there has been a Company Adverse Recommendation Change, the Company shall take all reasonable lawful action to solicit the Stockholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with Article VIII, this Agreement shall be submitted to the Company's stockholders for the purpose of obtaining the Stockholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent as to the aggregate tally of the proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) and, if required by SEC rules and regulations, the approval of any executive officer compensation paid or payable by the Company and relating to the transactions contemplated hereby, shall be the only matters (other than procedure matters, including an adjournment proposal) which the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

        Section 6.3    Access to Information; Confidentiality.

        (a)    Access to Information.    Subject to Section 6.3(b), from the date of this Agreement to the Effective Time, the Company shall, and shall instruct each Company Subsidiary and each of its and their respective Representatives (collectively, "Company Representatives") to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, "Parent Representatives") reasonable access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company or such Company Subsidiary and to the books and records thereof and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided, however, the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the Confidentiality Agreement or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company's or any Company Subsidiary's operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law, or where such access to information may involve the waiver of any privilege, so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company's or any Company Subsidiary's privilege with respect thereto.

        (b)    Confidentiality and Restrictions.    By executing this Agreement, Parent and Merger Sub agree to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto. With respect to the information disclosed pursuant to Section 6.3(a) or Section 6.7 the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement or any similar agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3. For purposes of the Confidentiality Agreement, the execution of this Agreement by the Company shall constitute written consent by the Company to allow Parent, Merger Sub and the Parent Representatives to (i) take all actions permitted or contemplated by this Agreement (including Section 6.4(d)(iii) and Section 6.6 hereof) and (ii) contact Third Parties as potential sources of equity financing for the transactions contemplated hereby so long as such Persons agree to be bound by the terms and conditions of the Confidentiality Agreement. The Company agrees that the Confidentiality Agreement is hereby amended to permit (A) the inclusion of all existing or prospective financial advisors, partner sponsors and other sources of debt and equity financing in the term "Representatives" as such term is defined therein, and (B) following the filing of the definitive Proxy Statement with the SEC, Parent, Merger Sub and their Affiliates to purchase, from time to time, shares of Company Common Stock; provided, that in no event shall Parent, Merger Sub or their Affiliates (x) beneficially own more than five percent (5%) in the aggregate of the outstanding Company Common Stock, (y) form, join or in any way participate in a "group" (as defined in Section 13(d) of the Exchange Act) with any Third Party with respect to the Company Common Stock, or (z) purchase or own any securities or contract rights, the terms or value of which are dependent upon securities of the Company; provided, further, that nothing in this Section 6.3(b) shall in any way affect the obligations of Parent, Merger Sub or their Affiliates pursuant to any other standstill provisions contained in Paragraph 10 of the Confidentiality Agreement. To the extent Parent, Merger Sub or any of their Affiliates purchase any Company Common Stock pursuant to clause (B) of the immediately preceding sentence, each of Parent and Merger Sub shall, and shall cause each of such Affiliates to, be present for the purposes of a quorum and to vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any such securities beneficially owned by it in favor of the adoption of this Agreement or, following the termination of this Agreement in accordance with Section 8.1(c)(iii), any Superior Proposal at any meeting of stockholders of the Company at which this Agreement or, following the termination of this Agreement in accordance with Section 8.1(c)(iii), a Superior Proposal, as applicable, shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting). The Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of the Confidentiality Agreement in accordance with its terms.

        Section 6.4    No Solicitation of Transactions.

        (a)   Except as specifically provided in this Section 6.4, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall instruct and cause each of its Subsidiaries and each Company Representative not to:

          (i)    initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

          (ii)   other than informing Persons of the provisions contained in this Section 6.4, engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

          (iii)  grant any waiver, amendment or release under any standstill or confidentiality agreement, the Rights Agreement or Takeover Statutes, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal (including providing consent or authorization to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board (or any member thereof) pursuant to any confidentiality agreement); provided that nothing shall prevent the Company from taking any action otherwise prohibited by this Section 6.4(a)(iii) if the Company Board determines in good faith, after consultation with outside legal counsel, it would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Laws not to do so to the extent required to allow any third party to make a non-public Acquisition Proposal to the Company Board;

          (iv)  approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or that requires the Company to abandon this Agreement; or

          (v)   resolve, propose or agree to do any of the foregoing.

        (b)   Notwithstanding anything to the contrary contained in Section 6.4(a), at any time following the date hereof and prior to, but not after, the receipt of the Stockholder Approval, the Company may, subject to compliance with this Section 6.4:

          (i)    provide non-public information or data concerning the Company and the Company Subsidiaries in response to a request therefor to a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent any material information concerning the Company and the Company Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or the Parent Representatives; or

          (ii)   engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal;

provided, that prior to taking any action described in Section 6.4(b)(i) or Section 6.4(b)(ii) above, (A) the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Laws, and (B) the Company Board shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

        (c)   Except as expressly provided by Section 6.4(d), at any time after the date hereof, neither the Company Board nor any committee thereof shall:

          (i)    (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or publicly propose to adopt, approve or recommend an Acquisition Proposal, (C) fail to recommend against acceptance of any Acquisition Proposal (x) subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after commencement of such tender or exchange offer or (y) not subject to Regulation 14D under the Exchange Act within ten (10) Business Days after Parent so requests in writing, (D) fail to include the Company Recommendation in the Proxy Statement or (E) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (any action described in clauses (A) through (E), a "Company Adverse Recommendation Change"); or

          (ii)   cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (an "Alternative Acquisition Agreement") relating to any Acquisition Proposal.

        (d)   Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change (and, solely with respect to clause (x) below, terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal), if either (x) (A) the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and (B) the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or (y) there has been a material development or material change in circumstances relating to the Company's business, assets, financial condition or results of operations that occurs or arises after the date hereof that was neither known by the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date hereof and does not relate to any Acquisition Proposal (an "Intervening Event"), in the case of either clause (x) or clause (y) of this Section 6.4(d), if and only if:

          (i)    the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws;

          (ii)   the Company shall have complied in all material respects with its obligations under this Section 6.4;

          (iii)  (A) the Company shall have provided prior written notice to Parent at least four (4) Business Days in advance (the "Notice Period"), to the effect that (x) the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, including the identity of the party making the Superior Proposal and the material terms thereof, or (y) the Company Board believes that an Intervening Event has occurred, which notice shall include a reasonably detailed description of the Intervening Event, as applicable; and (B) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that (1) such Acquisition Proposal would cease to constitute a Superior Proposal, (2) the Intervening Event no longer requires a Company Adverse Recommendation Change, or (3) the Company Board no longer believes that the failure to effect a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, as applicable; provided, that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.4(d) with respect to such new written notice; provided, further, that the Notice Period with respect to any new written notice delivered pursuant to the immediately preceding proviso shall be reduced from four (4) Business Days to two (2) Business Days; and

          (iv)  in the case of any action described in Section 6.4(d)(x)(B) above, the Company shall validly terminate this Agreement in accordance with Section 8.1(c)(iii), including the payment of the Company Termination Fee in accordance with Section 8.2(b)(i).

None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

        (e)   Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders), provided that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation within five (5) Business Days following any request by Parent, (ii) making any "stop-look-and-listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) making a factually accurate public statement by the Company that describes solely the Company's receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto.

        (f)    From and after the date hereof, the Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations in connection with an Acquisition Proposal are sought to be initiated or continued with, the Company or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company's intentions as previously notified.

        (g)   So long as this Agreement has not been terminated, no Company Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Statute or the Rights Agreement to be inapplicable to the transactions contemplated by this Agreement.

        Section 6.5    Reasonable Best Efforts.

        (a)   Subject to the terms and conditions of this Agreement, Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that all obligations of the Company, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.6 and Section 6.7, and not this Section 6.5. In furtherance and not in limitation of the foregoing, each Party agrees to

(i) within ten (10) Business Days of the date of this Agreement, make an appropriate filing of (A) a Notification and Report Form pursuant to the HSR Act and (B) a merger control filing pursuant to the German Act, in each case with respect to the transactions contemplated by this Agreement, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the German Act, (iii) as promptly as reasonably practicable, prepare and file any foreign antitrust consents, approvals, authorizations, filings or notifications which are necessary, proper or advisable, and (iv) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act, the German Act and any other applicable antitrust or competition Laws, as soon as practicable. Without limiting the foregoing, the Parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

        (b)   Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, and its or its Affiliates' directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information and advice of counsel, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Representatives, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

        (c)   Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby this Agreement. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

        (d)   In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would cause a Delay, each Party shall use its reasonable best efforts to contest, resist and resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement.

        (e)   Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree and acknowledge that neither this Section 6.5 nor the "reasonable best efforts" standard shall require, or be construed to require, Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any required approval from any Governmental Entity or otherwise, to:

          (i)    (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumberment, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or

          (ii)   take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates).

        Section 6.6    Financing.

        (a)   Each of Parent and Merger Sub shall use, and cause its Affiliates (including SoftBrands) to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to:

          (i)    maintain in full force and effect the Financing Commitments in accordance with the terms and subject to the conditions thereof;

          (ii)   negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Financing Commitment in all respects;

          (iii)  satisfy on a timely basis all conditions set forth in the Financing Commitments (or definitive agreements entered into with respect to the Debt Financing Commitment), including by consummating (A) the refinancing of all outstanding indebtedness for borrowed money of Parent and its Subsidiaries, (B) the Equity Financing pursuant to the terms, and subject to the conditions, set forth in the Equity Financing Commitments and (C) the preparation of the Parent February and March Financials, audited financial statements of Parent and its Subsidiaries for the year ended May 31, 2011 and such other financial information (including pro forma financial information) required to be provided by Parent, Merger Sub, SoftBrands or their respective Subsidiaries under the Debt Financing Commitment);

          (iv)  consummate and obtain the Financing on the terms and conditions (including the flex provisions) set forth in the Financing Commitments and any related fee letters, including using reasonable best efforts to seek to enforce its rights under the Debt Financing Commitment in the event of a breach thereof by the Financing Sources thereunder; and

          (v)   not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Commitments or any related fee letters, if such amendment, modification or waiver:

            (A)  reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Commitments;

            (B)  imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner adverse in any material respect to Parent, Merger Sub, SoftBrands or the Company;

            (C)  decreases the aggregate Equity Financing as set forth in the Equity Financing Commitments delivered on the date hereof;

            (D)  amends or modifies any other terms in a manner that would reasonably be expected to (x) result in a Delay or (y) make the funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur;

            (E)  adversely impacts the ability of Parent, SoftBrands or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitment;

            (F)  amends, modifies or waives any provisions of the Equity Financing Commitments that relate to the enforceability or assignability thereof; or

            (G)  imposes additional material obligations on the Company, the Company Subsidiaries, or Affiliates of the Company.

    For purposes of clarification, the foregoing shall not prohibit Parent from amending the Debt Financing Commitment and any related fee letter to add additional lender(s) (and Affiliates of such additional lender(s)), lead arrangers, bookrunners, syndication agents or similar entities as parties thereto. Any reference in this Agreement to (x) "Financing" shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 6.6(a), and (y) "Financing Commitment" or "Debt Financing Commitment" shall include such documents as amended or modified in compliance with this Section 6.6(a).

        (b)   If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitment, Parent shall promptly (and in any event within one (1) Business Day) so notify the Company and shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange to obtain alternative financing commitments from alternative sources on terms not less favorable with respect to conditionality and enforceability, in any material respect, than those contained in the Debt Financing Commitment to Parent, SoftBrands, Merger Sub and the Company and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the "Alternate Debt Financing"), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (an "Alternative Financing Commitment") which shall replace the existing Debt Financing Commitment. Parent shall promptly provide a true, complete and correct copy of each Alternative Financing Commitment (together with any related fee letter) to the Company. In the event any Alternative Financing Commitment is obtained, any reference in this Agreement to (i) "Financing" or "Debt Financing" shall include the debt financing contemplated by the Debt Financing Commitment as modified in compliance with this Section 6.6(b), and (ii) "Financing Commitments" or "Debt Financing Commitment" shall include the Debt Financing Commitment that are not superseded by an Alternative Financing Commitment at the time in question and the Alternative Financing Commitments entered into in compliance with this Section 6.6(b) to the extent then in effect.

        (c)   Parent shall keep the Company reasonably informed on a timely basis of the status of its efforts to arrange the Financing (including providing the Company with drafts of the definitive agreements or offering memorandums relating to the Financing a reasonable period of time prior to their execution or use) and promptly provide to the Company copies of all executed definitive documents related to the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall, and shall cause their Subsidiaries to, give the Company prompt (and in any event within one (1) Business Day) written notice: (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to any Financing Commitment or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (ii) of the receipt of any written notice or other communication from any Person with respect to any (A) actual or potential default, breach, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing of any provisions of the Financing Commitments or any definitive document related to the

Financing or (B) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive document related to the Financing or any other event or condition that could reasonably cause a condition to the Financing Commitments not to be satisfied; and (iii) if for any reason Parent, SoftBrands or Merger Sub has determined in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments.

        (d)   Parent shall fully pay any and all commitment fees or other fees in connection with the Debt Financing that become due and payable after the date hereof.

        Section 6.7    Financing Assistance.    Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause the Company Representatives to, provide to Parent cooperation reasonably requested by Parent in connection with the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including:

        (a)   participating in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, including direct contact between senior management and Representatives of the Company and the Company Subsidiaries and the Financing Sources and potential lenders and investors in the Debt Financing;

        (b)   assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources and containing customary information; provided, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor; and provided, further, that any such prospective lenders and financing sources shall have agreed to keep such information confidential;

        (c)   executing and delivering (or coordinating the execution and delivery of) any definitive financing documents in connection with the Debt Financing reasonably requested by Parent, including indentures and definitive credit agreement documents (including those that reflect any "market flex" provisions set forth in the agreements evidencing the Debt Financing Commitment), pledge and security documents, guarantee and collateral documents, officer's certificates (including relating to solvency matters of the Company before giving effect to the incurrence of the Debt Financing and the consummation of the transactions contemplated by this Agreement and such Debt Financing) and documents facilitating the pledge of collateral and guarantee of the Debt Financing (including cooperation in connection with the pay-off of the Company's existing indebtedness and the release of related Liens); provided, that such documents will not take effect until, and will be conditioned upon the occurrence of, the Effective Time;

        (d)   furnishing Parent and the Financing Sources as promptly as reasonably practicable with (i) all consolidated financial statements and other pertinent information related solely to the Company and the Company Subsidiaries required by the Financing Commitments and all financial statements, financial data, audit reports and other information related solely to the Company and the Company Subsidiaries required by Regulation S-X (other than Sections 3-10 and 3-16) and Regulation S-K under the Securities Act and of type and form customarily included in an offering memorandum pursuant to Rule 144A under the Securities Act to consummate the offering(s) of debt securities contemplated by the Financing Commitments, but without the Company having to prepare separate financial statements for any Company Subsidiary or changing any fiscal period and (ii) during the period commencing on the twenty-third (23rd) Business Day immediately prior to July 13, 2011 and ending on the filing of the 2011 10-K, preliminary financial results of the Company and the Company Subsidiaries for the fiscal year ended May 31, 2011, including a preliminary consolidated balance sheet, preliminary income statement and preliminary cash flow statement (and, if available, any preliminary audit adjustments and notes thereto) (all such information in this clause (d), the "Required Financial Information"); provided, however, that Required Financial Information shall not include, and Parent shall be solely responsible for, the preparation of pro forma financial information including, pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information; provided, further, however, that Required Financial Information shall not include any of the information required by Items 10-14 of Form 10-K;

        (e)   notifying Parent and the Financing Sources of any material changes in any preliminary financial results described in clause (d)(ii) above as promptly as practicable after the Company first becomes aware of such changes;

        (f)    using reasonable best efforts to obtain accountants' comfort letters and consents as reasonably requested by Parent, solely with respect to the Required Financial Information;

        (g)   providing financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, including unaudited monthly financial statements for the Company and the Company Subsidiaries on a consolidated basis (excluding footnotes), to the extent the Company customarily prepares such financial statements, and financial projections (to the extent available) within the time from such statements are prepared;

        (h)   reasonably cooperating to (i) permit the lead arrangers in the Financing to evaluate the Company's and Company Subsidiaries' current assets, cash management and accounting systems, and policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, that any such lead arrangers shall have agreed to keep such information confidential, and (ii) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that such accounts, agreements and arrangements will not become active or take effect until the Effective Time;

        (i)    requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and Liens under indebtedness of the Company required to be repaid as of the Effective Time by the terms of any Debt Financing; and

        (j)    furnishing Parent and the Financing Sources promptly with all documentation and other information required by any Governmental Entity with respect to any Debt Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act, and in any event at least five (5) days prior to the Closing Date.

Nothing in this Section 6.7 shall require such cooperation to the extent it would (i) require the Company to agree to pay any fees, reimburse any expenses or give any indemnities, (ii) require the Company to incur any other liability or obligation prior to the Effective Time (it being understood, however, that the Company shall bear all costs and expenses of its annual audit but not the costs of any comfort letter (which shall be borne by Parent)), (iii) cause any representation or warranty in this Agreement to be breached, or (iv) cause any condition to Closing set forth in Article VII to fail to be satisfied or otherwise cause any breach of this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Company Subsidiary and their Representatives in connection with such cooperation at the request of Parent. The Company, its Affiliates and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (other than arising from (x) fraud or intentional misrepresentation or from misstatements or omissions in or (y) written historical information of the type prepared by the Company and the Company Subsidiaries in the ordinary course of business that is provided by the Company or any Company Subsidiary; provided, that this clause (y) shall not apply to any preliminary financial results or preliminary financial statements described in clause (d)(ii) above) to the fullest extent permitted by applicable Law and with appropriate contribution to the extent such indemnification is not available, and the Limited Guarantees shall guarantee the obligations of Parent pursuant to this paragraph of this Section 6.7. The Company hereby consents to the use of its and the Company Subsidiaries' logos in connection with the Debt Financing; provided, that logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

        Section 6.8    Notices of Certain Events.    From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall, promptly upon becoming aware of such event or Action, notify the other orally and in writing of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied or (ii) any Action commenced or, to any Party's knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the "Transaction Litigation"); provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

        Section 6.9    Certain Litigation.    The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided, that neither the Company nor any Company Subsidiary or Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed solely to the extent that (i) such compromise or settlement does not provide for the Company or any other defendant to admit to wrongdoing, and (ii) the payments, if any, that the Company is obligated to make under such compromise or settlement (collectively with all other settlements of litigation contemplated by this Section 6.9) would reasonably be expected to be substantially funded by the Company's insurance provider).

        Section 6.10    Publicity.

        (a)   The initial press release with respect to the execution of this Agreement shall be a joint press release by the Company and Parent and thereafter, except as permitted by Section 6.4, the Company and Parent each shall, and shall cause their respective Subsidiaries to, consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other transactions contemplated by this Agreement. No Party or any of its Affiliates shall issue any such press release or make any such public statement prior to such consultation, except to the extent the disclosing Party or Affiliate, determines it is required to do so by applicable Law or any listing agreement with Nasdaq, in which case such Party shall use reasonable efforts to consult with the other Party before issuing any such release or making any such public statement.

        (b)   Upon Parent's request, (i) the Company and Parent shall promptly prepare a mutually acceptable joint written presentation to the RiskMetrics Group recommending this Agreement and the transactions contemplated hereby, including the Merger, and (ii) the Company shall request a meeting with the RiskMetrics Group for purposes of obtaining its recommendation of the adoption of this Agreement by the Company's stockholders.

        Section 6.11    Employee Matters.

        (a)   Parent shall honor, or shall cause to be honored, the terms of all Company Plans, subject to the amendment and termination provisions thereof, including, for the avoidance of doubt, satisfaction of all legally binding severance obligations payable after the Effective Time in respect of terminated employees. Each Continuing Employee shall be given credit for all service with the Company and the Company Subsidiaries and their respective predecessors under any employee benefit plan of Parent or its Affiliates, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its Affiliates in which such Continuing Employees participate for purposes of eligibility, vesting and entitlement to benefits, to the extent past service was recognized for such Continuing Employees under the comparable Company Plans and Insignificant Foreign Company Plans immediately prior to the Effective Time, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Parent. Notwithstanding the foregoing, nothing in this Section 6.11(a) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its Subsidiaries generally.

        (b)   Until the end of the fiscal quarter in which the Effective Time occurs, Parent shall honor and pay, or shall cause to be honored and paid, to Continuing Employees all bonuses earned during such fiscal quarter pursuant to the Company's and the Company's Subsidiaries bonus and incentive plans that are in place as of the Effective Time and set forth in Section 4.9(a) of the Company Disclosure Letter or adopted after the date hereof in accordance with Section 6.1; provided, that to the extent a Continuing Employee is terminated prior to the end of such fiscal quarter in which the Effective Time occurs, such employee shall be entitled to receive the pro-rata portion of any bonus that such employee would have been entitled to receive at the end of such fiscal quarter, had the employee remained employed by the Company throughout the applicable fiscal quarter, in accordance with the terms of the applicable bonus or incentive plan (assuming for such purposes that the employee had remained employed by the Company throughout the applicable fiscal quarter) and based upon the achievement of any applicable targets set forth therein.

        (c)   Until the six (6)-month anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide the Continuing Employees who remain employees of the Surviving Corporation with (i) aggregate cash compensation (excluding, for the avoidance of doubt, compensation based on stock or other equity securities) which has a value substantially comparable to the cash compensation provided to such individuals by the Company and the Company Subsidiaries immediately prior to the Effective Time and (ii) benefits (other than severance benefits) that, in the aggregate, are not substantially less favorable than the benefits (other than severance benefits) provided to such individuals by the Company and the Company Subsidiaries immediately prior to the Effective Time.

        (d)   Subject to Section 6.11(e) below, until the six (6) month anniversary of the Effective Time Parent shall, or shall cause the Surviving Corporation to, pay to any Continuing Employee whose employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation is terminated during such six (6) month period, severance benefits that are no less favorable than those that are provided to similarly-situated employees of Parent.

        (e)   Until the two (2) year anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor, or cause to be honored, the terms of the Company's Executive Change in Control Severance Plan for Tier 1 Executives and Executive Change in Control Severance Plan for Tier 2 Executives in each case as in effect as of the Effective Time, including the acknowledgements set forth in Section 6.11(e) of the Company Disclosure Letter.

        (f)    In the event of any change in the welfare benefits following the Effective Time provided to Continuing Employees who participate in any Company Plans, Parent shall cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any such welfare benefit plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any co-insurance and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

        (g)   Notwithstanding anything in this Section 6.11 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan of Parent or its Affiliates, or shall limit the right of Parent or its Affiliates to amend, terminate or otherwise modify any employee benefit plan of Parent or its Affiliates following the Effective Time. If (i) a party other than the Parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any employee benefit plan of Parent or its Affiliates, and (ii) such provision is deemed to be an amendment to such employee benefit plan even though not explicitly designated as such in this Agreement, then, solely with respect to such employee benefit plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

        (h)   If requested by Parent at least five (5) calendar days prior to the Effective Time, the Company shall terminate any and all Company Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code (the "Company 401(k) Plans"), effective not later than the day immediately preceding the Effective Time. In the event that Parent requests that any Company 401(k) Plan be terminated: (i) the Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time and (ii) such termination shall include the ability of each Continuing Employee to be immediately eligible to participate in the 401(k) plan maintained by Parent (the "Parent 401(k) Plan") and to elect either (A) to receive a current distribution from the applicable Company 401(k) Plan or (B) to have his or her account rolled over into Parent 401(k) Plan, with individual account balances to be valued as of the date of transfer.

        (i)    Except as provided in Section 9.8 hereof, the Parties acknowledge and agree that all provisions contained in this Section 6.11 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company, any Company Subsidiary or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.

        (j)    For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Plan, for purposes of any Company Plan containing a definition of "change in control" or "change of control," the Closing shall be deemed to constitute a "change in control" or "change of control."

        Section 6.12    Resignation of Directors.    At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each Subsidiary of the Company), which resignations shall be effective at the Effective Time.

        Section 6.13    Indemnification of Directors and Officers.

        (a)   Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or the Company Subsidiaries as provided in the Company's or each of the Company Subsidiaries' respective certificates of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Company's or each of the Company Subsidiaries' respective certificates of incorporation or by-laws (or comparable organization documents) in any manner that would adversely affect the rights thereunder of any Indemnified Parties with respect to their acts or omissions occurring at or prior to the Effective Time.

        (b)   From and after the Effective Time, Parent shall cause the Surviving Corporation to pay or advance the expenses (including reasonable fees and expenses of legal counsel) of, and indemnify and hold harmless, to the fullest extent permitted under applicable Law and, without limiting the foregoing, as required pursuant to any indemnity agreements of the Company or any Company Subsidiary in effect on the date hereof, each present and former director and officer of the Company and each Company Subsidiary (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party's service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated herein, and any actions taken by the Company, Parent and/or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries which is alleged to have rendered the Surviving Corporation and/or any of its Subsidiaries insolvent). Any determination required to be made with respect to whether the conduct of any present or former director or officer of the Company and each Company Subsidiary complies or complied with any applicable standard shall be made by independent legal counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to such persons, and the fees of such counsel shall be paid by the Surviving Corporation.

        (c)   Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (the "D&O Insurance") with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as the coverage provided under the Company's existing policy with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policy pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        (d)   The provisions of this Section 6.13 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives who shall be third party beneficiaries of this Section 6.13.

        (e)   In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.13.

        Section 6.14    State Takeover Statutes.    Parent, the Company and their respective Boards of Directors shall (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (ii) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions provided for in this Agreement.

        Section 6.15    Section 16 Matters.    Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares of Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.16    Senior Convertible Notes.

        (a)   The Company and, following the Effective Time, the Surviving Corporation, shall comply with all of its obligations and duties under the terms of the Indenture dated as of April 23, 2007 (the "2.50% Indenture") between the Company and The Bank of New York (the "Trustee"), including (i) the delivery of notice to each holder ("2.50% Holder") of the Senior Convertible Notes, the Trustee and the Conversion Agent (as defined in the 2.50% Indenture) of the right of the 2.50% Holders to convert the Senior Convertible Notes into Company Common Stock, at least ten (10) calendar days prior to the anticipated effective date of the Fundamental Change (as defined in the 2.50% Indenture), (ii) the issuance of a press release and the posting on the Company's website of the information specified in clause (i) hereof, (iii) the delivery of a Company Repurchase Notice (as defined in Section 3.02 of the 2.50% Indenture) to the Trustee, Paying Agent (as defined in the 2.50% Indenture) and each 2.50% Holder on or before the fifth (5th) calendar day after the occurrence of a Fundamental Change, (iv) the issuance of a press release and the posting of notice on the Company's website containing the Company Repurchase Notice and (v) the delivery of any Officers' Certificate and Opinion of Counsel (as such terms are defined in the 2.50% Indenture) required under the 2.50% Indenture to be delivered in connection with any of the foregoing actions.

        (b)   Parent acknowledges that upon conversion of the Senior Convertible Notes in connection with the Merger, or upon repurchase at the option of the 2.50% Holders upon a Fundamental Change (as such term is defined in the 2.50% Indenture), the Surviving Corporation will be required to make cash payments to the 2.50% Holders pursuant to the terms thereof. Parent shall take all actions reasonably requested by the Company to provide that, following the Effective Time, the Surviving Corporation shall be able to meet its obligations to make any such cash payments required to be made by the

Surviving Corporation (including, if necessary, to provide the Surviving Corporation with the funds necessary to pay all such amounts in full after the Effective Time).

        Section 6.17    Repatriation.    Between the date of this Agreement and the Closing, the Company will reasonably cooperate with Parent in order to facilitate the transfer of freely available cash held by its foreign Subsidiaries to the United States at or shortly prior to the Closing including by taking the actions set forth in Section 6.17 of the Company Disclosure Letter; provided, however, that nothing contained in this Section 6.17 shall require the Company or any Company Subsidiary to take any action, including any corporate action by the Company or any Company Subsidiary, the execution of any agreement or the making of any filings with any Governmental Entity, prior to the Effective Time if the Company determines in good faith that such action could reasonably be expected to (i) result in Tax obligations or other costs or expense to the Company or any Company Subsidiary other than costs and expenses set forth in Section 6.17 of the Company Disclosure Letter and other de minimis costs and expenses, (ii) adversely affect the Company's or any of the Company Subsidiaries' Tax or financial reporting positions, (iii) adversely effect the ability of the Company and the Company Subsidiaries to operate their respective businesses in the ordinary course, consistent with past practice, including by impairing the ability of the Company and the Company Subsidiaries to meet their respective working capital requirements or (iv) be prohibited by Law.

ARTICLE VII

CLOSING CONDITIONS

        Section 7.1    Conditions to Obligations of Each Party Under This Agreement.    The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver, at or prior to the Closing Date of the following conditions:

        (a)    Stockholder Approval.    The Stockholder Approval shall have been obtained.

        (b)    Antitrust and Competition Laws.    Any waiting periods (including any extensions thereof) applicable to the consummation of the Merger under the HSR Act and the German Act shall have expired or been terminated.

        (c)    No Injunctions or Restraints.    No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

        Section 7.2    Additional Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any one or more of which may be waived in writing by Parent.

        (a)    Representations and Warranties.    (i) Other than the Identified Company Representations, the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the Identified Company Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such Identified Company Representation expressly speaks as of an earlier date, in which case such Identified Company Representation shall be true and correct in all respects as of such earlier date), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, of more than $1,000,000.

        (b)    Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

        (c)   Officer's Certificate. Parent shall have received a certificate of an executive officer of the Company, acting on behalf of the Company and not in his or her individual capacity, confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

        (d)    Statutory Rights of Appraisal.    The holders of not more than 15.0% of the outstanding Company Common Stock shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, excluding any exercise of appraisal rights with respect to shares of Company Common Stock "beneficially owned" (as defined in Rule 13d-3(a) of the Exchange Act) by Carl C. Icahn.

        (e)    No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

        Section 7.3    Additional Conditions to Obligations of the Company.    The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any one of which may be waived in writing by the Company.

        (a)    Representations and Warranties.    The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not and would not prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement.

        (b)    Agreements and Covenants.    Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

        (c)   Officer's Certificate. The Company shall have received a certificate of an executive officer of Parent, acting on behalf of Parent and not in his or her individual capacity, confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

        Section 7.4    Frustration of Closing Conditions.    Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by the Company's failure or either Parent's or Merger Sub's failure, respectively, to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        Section 8.1    Termination.    This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties, whether before or after the Stockholder Approval:

        (a)   By mutual written consent of Parent and the Company;

        (b)   by either Parent or the Company:

          (i)    if the Merger shall not have been consummated by 11:59 p.m., New York City Time, on October 18, 2011 (the "End Date"); provided, however, that if (A) the condition set forth in Section 7.1(b) has not been satisfied on or before the End Date and is the only condition not satisfied (other than conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date), (B) prior to the then-current End Date, the parties to the Debt Financing Commitment have agreed to extend the Debt Financing Commitment until a date that is at least thirty (30) days later than the then-current End Date (provided that any such extension shall not otherwise violate Section 6.6(a)(v)), and (C) but for the condition set forth in Section 7.1(b), all of the conditions to the consummation of the Debt Financing contemplated by the Debt Financing Commitment (other than the receipt of the Equity Financing and those conditions that by their nature cannot be satisfied until the Closing Date but each of which shall be capable of being satisfied on the Closing Date) have been satisfied, the End Date shall automatically be extended until the date that is thirty (30) days following the End Date, and if the condition set forth in Section 7.1(b) has not been satisfied on or before the thirtieth (30th) day following the End Date and the conditions set forth in clauses (A), (B) and (C) of this proviso are satisfied at such time, the End Date shall automatically be extended until the date that is sixty (60) days following the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to (A) the Company, if at the time of any such intended termination by the Company, Parent shall be entitled to terminate this Agreement pursuant to Section 8.1(d)(i), or (B) Parent, if at the time of any such intended termination by Parent, the Company shall be entitled to terminate this Agreement pursuant to Section 8.1(c)(i);

          (ii)   (A) if any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable, or (B) if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that, in each case, the Party seeking to terminate shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; or

          (iii)  (A) if the Stockholder Approval is not obtained at the Company Stockholders Meeting or any adjournment or postponement thereof at which this Agreement has been voted upon, (B) if there are holders of insufficient shares of the Company Common Stock present or represented by a proxy at the Company Stockholders Meeting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting and at such meeting there is no approval of the adjournment thereof to a later date or (C) if this Agreement has not been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting at which there are holders of sufficient shares of the Company Common Stock present or represented by a proxy to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting by the date that is five (5) calendar days prior to the End Date;

        (c)   by the Company:

          (i)    if (A) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (A) or (B), such breach is incapable of being cured by the End Date or is not cured by the Company within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

          (ii)   if all of the conditions in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions, which by their terms, are not capable of being satisfied until the Closing) and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement by the date the Closing should have occurred pursuant to Section 2.2 and the Company stood ready and willing to consummate on that date; or

          (iii)  if prior to the obtaining of the Stockholder Approval, (A) the Company Board has authorized the Company to enter into an Alternative Acquisition Proposal with respect to a Superior Proposal, (B) the Company has complied in all material respects with Section 6.4 and (C) immediately after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (A); provided, that the right of the Company to terminate this Agreement pursuant this Section 8.1(c)(iii) is conditioned on and subject to the prior or concurrent payment by the Company of the Company Termination Fee to Parent in accordance with Section 8.2(b)(i), and any purported termination pursuant to this Section 8.1(c)(iii) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee.

        (d)   by Parent:

          (i)    if (A) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company (other than Section 6.2(d)) such that the closing condition set forth in Section 7.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (A) or (B), such breach is incapable of being cured by the End Date or is not cured by the Company within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied;

          (ii)   if (A) prior to the obtaining of the Stockholder Approval, Parent shall have received written notice from the Company to the effect that the Company intends to terminate this Agreement in accordance with Section 6.4(d), (B) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change prior to the obtaining of the Stockholder Approval (it being understood that Parent's right to terminate this Agreement pursuant to this Section 8.1(d)(ii)(B) shall not be available after the Stockholder Approval has been obtained) or (C) the Company shall have failed to duly call, give notice of and hold the Company Stockholders Meeting as required by Section 6.2(d); or

          (iii)  the Company enters into, or publicly announces its intention to enter into, an Alternative Acquisition Agreement.

        (e)    Notice of Termination.    The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

        Section 8.2    Effect of Termination; Termination Fee.

        (a)    Effect of Termination Generally.    Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers or directors; provided, however, that the provisions of this Section 8.2, the last paragraph of Section 6.7, Article IX, the Confidentiality Agreement and the Limited Guarantees (to the extent set forth therein) shall remain in full force and effect and survive any termination of this Agreement; provided, further, that no Party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement (including the failure by any Party to pay any amounts due pursuant to this Section 8.2), subject, with respect to any such liabilities of the Company, to Section 8.2(b)(vi) and Section 8.2(g), and, with respect to any such liabilities of Parent or Merger Sub, to Section 8.2(c)(iii) and Section 8.2(f). Notwithstanding the foregoing, in no event shall any Party be liable for consequential, special, punitive or exemplary damages.

        (b)   Company Termination Fee.

          (i)    In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), the Company shall pay the Company Termination Fee to Parent or its designee prior to or concurrently with, and as a condition to, such termination, by wire transfer of same day funds to an account designated by Parent or its designee.

          (ii)   In the event that this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii), the Company shall pay the applicable Company Termination Fee to Parent or its designee promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to an account designated by Parent or its designee.

          (iii)  In the event that (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) but only if the breach by the Company resulting in such termination by Parent (other than any breach of Section 6.4) was willful, (B) any Person shall have made an Acquisition Proposal after the date of this Agreement which has not been withdrawn prior to such termination, and (C) after the date of this Agreement and prior to the twelve (12) month anniversary of the termination of this Agreement, the Company consummates an Acquisition Proposal (regardless of whether such Acquisition Proposal is the same Acquisition Proposal referred to in clause (B)), then the Company shall, on the date that an Acquisition Proposal is consummated, pay the Company Termination Fee (less the amount of any Parent Expenses previously paid pursuant to Section 8.2(d), if any) to Parent or its designee by wire transfer of same day funds to an account designated by Parent or its designee; provided, that for purposes of this Section 8.2(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%.

          (iv)  Parent shall have right to assign the right to receive the Company Termination Fee to one or more Persons in its sole discretion and any such assignee shall be a third party beneficiary with respect to the right to receive the Company Termination Fee pursuant to this Section 8.2(b).

          (v)   For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

          (vi)  If the Company becomes obligated to pay the Company Termination Fee pursuant to this Section 8.2(b), Parent agrees that its right to receive the Company Termination Fee from the Company shall be its sole and exclusive remedy against the Company and, upon payment of the Company Termination Fee, the Company shall not have any liability or obligation to Parent relating to or arising out of this Agreement or the transactions contemplated hereby.

        (c)   Parent Termination Fee.

          (i)    In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), Parent shall pay or cause to be paid the Parent Termination Fee to the Company promptly, but in any event within two (2) Business Days following such termination, by wire transfer of same day funds to one or more accounts designated by the Company.

          (ii)   For the avoidance of doubt, in no event shall Parent be obligated to pay, or cause to be paid, the Parent Termination Fee on more than one occasion.

          (iii)  If Parent becomes obligated to pay the Parent Termination Fee pursuant to this Section 8.2(c), the Company agrees that its right to receive the Parent Termination Fee from Parent or the Guarantors pursuant to the Limited Guarantees shall be its sole and exclusive remedy against Parent, the Parent Group and the Financing Sources and, upon payment of the Parent Termination Fee, none of Parent, any member of the Parent Group or the Financing Sources shall have any liability or obligation to the Company relating to or arising out of this Agreement or the transactions contemplated hereby. The provisions of this Section 8.2(c)(iii) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group and each Financing Source.

        (d)    Expense Reimbursement.    In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 8.2(b), then the Company shall, following receipt of an invoice therefor, promptly (in any event within five (5) Business Days) pay all of Parent's reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) (the "Parent Expenses"), which amount shall in no event exceed $5,000,000 in the aggregate, by wire transfer of same day funds to an account designated by Parent; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.2(d); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.2(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.2(b) except to the extent indicated in Section 8.2(b).

        (e)    Acknowledgement.    Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) or Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.2(b) or Section 8.2(d) or if Parent fails to promptly pay any amount due pursuant to Section 8.2(c) and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b) or Section 8.2(d) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.2(c) or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as the case may be, costs and expenses (including attorneys' fees) incurred by the prevailing Party and its Affiliates in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

        (f)    Limitations on Liabilities; Liability Cap.

          (i)    Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of the Parent Group and the Financing Sources for any demand or claim for damages suffered as a result of the failure of the Merger to be consummated for a breach or failure to perform hereunder or otherwise (such damages, collectively, the "Company Damages"), or on any other basis or for any other reason (other than in accordance with the Equity Commitments) shall in all cases be limited to the amount of the Parent Termination Fee, plus any amounts that may be payable under Section 9.3 or the last paragraph of Section 6.7 (the "Parent Liability Cap"). In no event shall the Company or its Affiliates seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind from any member of the Parent Group or from any Financing Source other than Parent or the Guarantors (subject to the Parent Liability Cap), in connection with this Agreement or the transactions contemplated hereby. The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any member of the Parent Group or any Financing Source (other than Parent and the Guarantors to the extent provided in this Agreement and the Limited Guarantees and subject to the Parent Liability Cap), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantors, any other member of the Parent Group or any Financing Source, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of applicable Law, or otherwise, except for its rights to recover from the Guarantors (but not any other member of the Parent Group (including any general partner or managing member)) under and to the extent provided in the Limited Guarantees and subject to the Parent Liability Cap and the other limitations described therein. Recourse against the Guarantors under the Limited Guarantees shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantors and any other member of the Parent Group (other than Parent to the extent provided in this Agreement and subject to the Parent Liability Cap) or any Financing Source in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby.

          (ii)   The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group and each Financing Source.

        (g)   Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of the Company to the Parent Group for any demand or claim by any member of the Parent Group for damages suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise or on any other basis or for any other reason shall in all cases be limited to the amount of the Company Termination Fee, plus any amounts that may be payable under Section 9.3.

        Section 8.3    Extension; Waiver.    At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, subject to the proviso in Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

        Section 8.4    Amendment.    This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, that after approval of the Agreement by the stockholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders may be made without further stockholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

        Section 9.1    Non-Survival of Representations and Warranties.    None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the consummation of the Merger until fully performed.

        Section 9.2    Notices.    Any notices or other communications required or permitted under, or otherwise given in connection with this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) upon confirmation of receipt, when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by national overnight courier or for hand delivery on the next Business Day), (c) on receipt, after dispatch by registered or certified mail, postage prepaid, or (d) on the next Business Day, if transmitted by national overnight courier, addressed in each case as follows:

  If to Parent or Merger Sub, at:

GGC Software Holdings, Inc. c/o Golden Gate Capital One Embarcadero Center, 39th Floor San Francisco, CA 94111
Attention:	Prescott Ashe
Facsimile:	(415) 983-2701
Email:	pashe@goldengatecap.com

        with copies (which shall not constitute notice) to:

Golden Gate Capital One Embarcadero Center, 39th Floor San Francisco, CA 94111
Attention:	Prescott Ashe
Facsimile:	(415) 983-2701
Email:	pashe@goldengatecap.com

    and

Kirkland & Ellis LLP 555 California Street, 27th Floor San Francisco, CA 94104
Attention:	Stephen D. Oetgen
Jeremy Veit
Facsimile:	(415) 439-1500
Email:	stephen.oetgen@kirkland.com
jeremy.veit@kirkland.com

        If to the Company, at:

Lawson Software, Inc. 380 St. Peter Street St. Paul, MN 55102
Attention:	Bruce B. McPheeters
Facsimile:	(651) 767-5827
Email:	Bruce.McPheeters@us.lawson.com

        with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP Four Time Square New York, NY 10036
Attention:	Marc R. Packer Richard J. Grossman
Facsimile:	(917) 777-2440
Email:	marc.packer@skadden.com richard.grossman@skadden.com

        Section 9.3    Fees and Expenses.    Following the Effective Time, the Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

        Section 9.4    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

        Section 9.5    Entire Agreement.    This Agreement (together with the Exhibits, Company Disclosure Letter, Parent Disclosure Letter and the other documents delivered pursuant hereto), the Financing Commitments, the Limited Guarantees and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

        Section 9.6    Specific Performance.

        (a)   The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, at any time prior to the termination of this Agreement in accordance with Article VIII, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and no other legal or equitable remedy (other than the right of any Party to terminate this Agreement pursuant to Section 8.1 and receive the amounts referred to in Section 8.2, as applicable) shall be available to such Party. Each of the Company and Parent acknowledges and agrees that, except as set forth in Section 9.6(b), (i) each Party shall be entitled to seek to specifically enforce the terms and provisions of this Agreement notwithstanding the potential availability of any monetary remedy set forth in Section 8.2, (ii) the provisions set forth in Section 8.2 (A) are not intended to, and do not adequately compensate for, the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party's right to specific enforcement, and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

        (b)   Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 9.6(a), the right of the Company to obtain an injunction, specific performance or other equitable relief shall be limited to the Company being entitled to seek, prior to the valid termination of this Agreement in accordance with Section 8.1, specific performance:

          (i)    of Parent's obligation to cause the Equity Financing to be funded to fund the Merger and to effect the Merger in accordance with Section 2.2, but only in the event that (A) all conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (B) the Debt Financing has been funded or would be funded at the Closing if the Equity Financing is funded at the Closing, and (C) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then it would take all actions that are within its control to cause the Closing pursuant to Section 2.2 to occur;

          (ii)   of Parent's obligations to use its reasonable best efforts under Section 6.6 to enforce the terms of the Debt Financing Commitment, but only in the event that (A) all conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (B) all conditions to the consummation of the Debt Financing contemplated by the Debt Financing Commitment (other than the receipt of the Equity Financing, any conditions that are within the control of Parent or Merger Sub, and those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied and remain satisfied, and (C) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity

  Financing and the Debt Financing are funded, then it would take all actions that are within its control to cause the Closing pursuant to Section 2.2 to occur; and

          (iii)  of Parent's obligations under Section 6.5.

        (c)   For the avoidance of doubt, under no circumstance shall the Company be permitted or entitled to receive a grant of specific performance (which is only available to the extent expressly permitted by Section 9.6(b)) if it has previously received the Parent Termination Fee.

        (d)   Each of the Parties hereby further waives (i) any defense in any action for specific performance in accordance with this Section 9.6 that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

        Section 9.7    GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL.

        (a)   THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Any Action arising out of or relating to this Agreement, the Limited Guarantees, the Equity Financing Commitments, the Debt Financing Commitment or the transactions contemplated hereby or thereby, including any Action against any member of the Parent Group, shall be brought solely and exclusively in the Court of Chancery of the State of Delaware; provided, that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal Action, such legal Action shall be brought in any Delaware State court or the Federal courts of the United States located in the State of Delaware; provided, further, that if (and only after) the Court of Chancery of the State of Delaware, the Delaware State courts and the Federal courts of the United States located in the State of Delaware determine that they lack subject matter jurisdiction over any such legal Action, such legal Action shall be brought in the United States District Court for the Southern District of New York. Each of the Parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any Action arising out of or relating to this Agreement, the Limited Guarantees, the Equity Financing Commitments, the Debt Financing Commitment or the transactions contemplated hereby or thereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement, the Limited Guarantees, the Equity Financing Commitments, the Debt Financing Commitment or the transactions contemplated hereby or thereby in any such court in accordance with the provisions of this Section 9.7. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.2 (Notices). Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

        (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT, THE LIMITED GUARANTEES, THE DEBT FINANCING COMMITMENT OR THE EQUITY FINANCING COMMITMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE LIMITED GUARANTEES, THE DEBT FINANCING COMMITMENT, THE EQUITY FINANCING COMMITMENTS OR

THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY MEMBER OF THE PARENT GROUP OR ANY FINANCING SOURCE UNDER ANY SUCH AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(b).

        (c)   EACH OF THE PARTIES AGREES THAT IT WILL NOT BRING OR SUPPORT ANY LITIGATION OF ANY KIND OR DESCRIPTION (INCLUDING ANY CROSS-CLAIM OR THIRD-PARTY CLAIM), WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY OF THE FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING COMMITMENT OR THE PERFORMANCE THEREOF, IN EACH CASE, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR, IF UNDER APPLICABLE LAW EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).

        (d)   The Parties hereto acknowledge and irrevocably agree that the Financing Sources are express third party beneficiaries of, and may enforce, the provisions of this Section 9.7.

        Section 9.8    No Third-Party Beneficiaries.    Except as provided in Section 6.13 (Indemnification of Directors and Officers), Section 8.2(b)(iv) (Company Termination Fee), Section 8.2(c)(iii) (Parent Termination Fee), Section 8.2(f) (Limitations on Liabilities) and Section 9.7 (Governing Law; Jurisdiction; Waiver of Jury Trial), and except that the individuals named in Section 6.11(e) of the Company Disclosure Letter shall have third-party beneficiary rights with respect to the matters contained therein, each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article III relating to the payment of the Merger Consideration shall be enforceable by holders of Certificates, Company Options or Company Stock-Based Awards (it being expressly agreed and acknowledged that such Persons shall have no rights under this Agreement prior to the Effective Time or with respect to any other provision of this Agreement). The Parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs.

        Section 9.9    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that prior to the Closing, Parent and Merger Sub may assign this Agreement (in whole but not in part) to any wholly owned Subsidiary of Parent and/or to the Financing Sources pursuant to the terms of the Financing (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing); provided, further, that any such assignment would not reasonably be expected to result in a Delay or have an adverse effect on the Financing. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

        Section 9.10    Obligations of Parent and of the Company.    Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

        Section 9.11    Mutual Drafting.    Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of negotiations between the Parties.

        Section 9.12    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.13    Counterparts.    This Agreement may be executed by facsimile or ..pdf and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GGC SOFTWARE HOLDINGS, INC.
By:	/s/ PRESCOTT ASHE
Name:	Prescott Ashe
Title:	Secretary
ATLANTIS MERGER SUB, INC.
By:	/s/ PRESCOTT ASHE
Name:	Prescott Ashe
Title:	Secretary
LAWSON SOFTWARE, INC.
By:	/s/ HARRY DEBES
Name:	Harry Debes
Title:	President and Chief Executive Officer

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  Exhibit 2.1
  Execution Version
AGREEMENT AND PLAN OF MERGER BY AND AMONG GGC SOFTWARE HOLDINGS, INC., ATLANTIS MERGER SUB, INC. AND LAWSON SOFTWARE, INC. Dated as of April 26, 2011
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